SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended September 30, 2026

Commission File Number 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Translation of registrant’s name into English)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Telangana 500 034, India

+91-40-49002900

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                               Form 40-F   ☐

QUARTERLY REPORT

Quarter Ended September 30, 2026

Currency of Presentation and Certain Defined Terms

In this Quarterly Report, references to “$” or “U.S.$” or “dollars” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.” or “rupees” or “Indian rupees” or “INR” are to the legal currency of India, references to “MXN” are to the legal currency of Mexico, references to “ZAR” are to the legal currency of South Africa, references to “UAH” are to the legal currency of Ukraine, references to “GBP” are to the legal currency of the United Kingdom, references to “RUB” or “rouble” or “ruble” are to the legal currency of the Russian Federation, references to “EUR” or “euros” are to the legal currency of the European Union and references to “CAD” are to the legal currency of Canada. Our unaudited condensed consolidated interim financial statements are presented in Indian rupees and are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). Convenience translation into U.S. dollars with respect to our unaudited condensed consolidated interim financial statements is also presented. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to “ADSs” are to our American Depositary Shares. All references to “IAS” are to the International Accounting Standards, to “IASB” are to the International Accounting Standards Board, to “IFRS” are to International Financial Reporting Standards as issued by the IASB, to “SIC” are to the Standing Interpretations Committee and to “IFRIC” are to the International Financial Reporting Interpretations Committee. References to “OCI” are to other comprehensive income, to “FVTOCI” are to fair value through other comprehensive income, to “FVTPL” are to fair value through profit and loss and to “NCI” are to non-controlling interests.

References to “U.S. FDA” are to the United States Food and Drug Administration, to “ANDS” are to Abbreviated New Drug Submissions, to “NDAs” are to New Drug Applications, and to “ANDAs” are to Abbreviated New Drug Applications, to “BLAs” are to Biologics License Applications, to “INDs” are to Investigational New Drug Applications, to “MAAs” are to Marketing Authorization Applications and to “NDSs” are to New Drug Submissions. References to the “SEC” are to the U.S. Securities and Exchange Commission.

References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “EU” are to the European Union. All references to “we”, “us”, “our”, “DRL”, “Dr. Reddy’s” or the “Company” shall mean Dr. Reddy’s Laboratories Limited and its subsidiaries. “Dr. Reddy’s” is a registered trademark of Dr. Reddy’s Laboratories Limited in India. Other trademarks or trade names used in this Quarterly Report are trademarks registered in the name of Dr. Reddy’s Laboratories Limited or are pending before the respective trademark registries, unless otherwise specified. Market share data is based on information provided by IQVIA Holdings Inc. (formerly Quintiles IMS Holdings Inc.) (“IQVIA”), a provider of market research to the pharmaceutical industry, unless otherwise stated. References to “HUF” are to a Hindu Undivided Family, a form of entity found in India among related family members.

Our unaudited condensed consolidated interim financial statements are presented in Indian rupees and translated into U.S. dollars for the convenience of the reader. Except as otherwise stated in this report, all convenience translations from Indian rupees to U.S. dollars are at the certified foreign exchange rate of U.S.$1.00 = Rs.95.83, as published by Federal Reserve Board of Governors on September 30, 2026. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Our main corporate website address is https://www.drreddys.com. Information contained in our website, www.drreddys.com, is not part of this Quarterly Report and no portion of such information is incorporated herein.

Forward-Looking Statements and Risk Factor Summary

In addition to historical information, this quarterly report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, risks relating to:

•          our business and operations in general, including: our ability to develop and commercialize additional pharmaceutical products; manufacturing, safety or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our or third party information technology systems or breaches of our data security or other cyber-attacks; the failure to recruit or retain key personnel; significant sales to a limited number of customers in our U.S. market; and our ability to successfully undertake licensing opportunities;

•          current challenges associated with conducting business globally, including uncertainty related to ongoing geopolitical instability and armed conflicts and hostilities (including between Russia and Ukraine and conflicts in Middle East) and its adverse effects on the global supply chain, or economic instability, major hostilities or terrorism;

•          our generics medicines business, including: consolidation of our customer base and commercial alliances among our customers; the increase in the number of competitors targeting generic opportunities and seeking U.S. market exclusivity for generic versions of significant products; price erosion relating to our generic products, both from competing products and increased regulation; delays in launches of new generic products; efforts of pharmaceutical companies to limit the use of generics including through legislation and regulations; the difficulty and expense of obtaining licenses to proprietary technologies; and returns, allowances and chargebacks;

•          compliance, regulatory and litigation matters, including: uncertainties regarding actual or potential legal proceedings; costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; governmental investigations into selling and marketing practices; potential liability for patent infringement; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risk;

•          the effects of changes in U.S. tariffs or foreign trade laws (including laws designed to facilitate most-favored-nation (“MFN”) pricing requirements), or retaliatory measures by other countries in response, including: increased business costs and impacts on supply chains; new operational challenges as we navigate a more complex business landscape; and business uncertainty that adversely affects macroeconomic conditions;

•          other financial and economic risks, including: our exposure to currency fluctuations and restrictions as well as credit risks; potential impairments of our intangible assets; potential significant increases in tax liabilities; and the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business;

•          compliance matters, including lapses by our U.S. or overseas employees, third-party distributors or marketing and distribution agents in complying with the U.S. Foreign Corrupt Practices Act and other worldwide anti-bribery laws,  which could result in adverse consequences to us, including without limitation causing us to be subject to injunctions or limitations on future conduct, be required to modify our business practices and compliance programs and/or have a compliance monitor imposed on us, or suffer other criminal or civil penalties or adverse impacts, including lawsuits by private litigants or investigations and fines imposed by local authorities;

•          risks of reputational damage and other adverse effects in the event of inadequate performance and management of environmental, social and governance (“ESG”) and climate change topics; and

•          those discussed in the sections titled “risk factors” and “operating and financial review and prospects” in our most recent Annual Report on Form 20-F for the fiscal year ended March 31, 2026 and in the section titled “operating and financial review, trend information” in this quarterly report.

Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis and assumptions only as of the date hereof. In addition, readers should carefully review the other information in this quarterly report, in our most recent Annual Report on Form 20-F for the year ended March 31, 2026 and in our periodic reports and other documents filed with and/or furnished to the SEC from time to time.

ITEM 1. FINANCIAL STATEMENTS

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(in millions, except share and per share data)

		As of
Particulars	Note	September 30, 2026		September 30, 2026		March 31, 2026
		Convenience translation (See Note 2(e))
ASSETS
Current assets
Cash and cash equivalents	4	U.S.$	139	Rs.	13,294	Rs.	15,368
Other investments	5		657		62,948		72,446
Trade and other receivables	6		1,058		101,399		101,219
Inventories	7		847		81,182		76,531
Derivative financial instruments			3		287		155
Other current assets	8		401		38,465		36,256
Total current assets		U.S.$	3,105	Rs.	297,575	Rs.	301,975
Non-current assets
Property, plant and equipment	9	U.S.$	1,201	Rs.	115,097	Rs.	115,930
Goodwill	10		135		12,980		12,893
Other intangible assets	11		1,087		104,165		105,059
Investment in equity accounted investees			61		5,867		5,673
Other investments	5		109		10,428		10,695
Deferred tax assets			242		23,155		22,436
Tax assets			43		4,163		3,459
Other non-current assets	8		11		1,051		1,226
Total non-current assets		U.S.$	2,890	Rs.	276,906	Rs.	277,371
Total assets		U.S.$	5,995	Rs.	574,481	Rs.	579,346
LIABILITIES AND EQUITY
Current liabilities
Trade and other payables		U.S.$	377	Rs.	36,082	Rs.	33,411
Short-term borrowings	13		607		58,260		59,135
Long-term borrowings, current portion	13		24		2,334		6,003
Provisions			76		7,255		7,550
Tax liabilities			29		2,805		4,310
Derivative financial instruments			56		5,321		6,898
Other current liabilities	12		443		42,434		50,259
Total current liabilities		U.S.$	1,612	Rs.	154,491	Rs.	167,566
Non-current liabilities
Long-term borrowings	13	U.S.$	122	Rs.	11,693	Rs.	12,203
Deferred tax liabilities			169		16,187		15,568
Provisions			1		119		109
Other non-current liabilities	12		27		2,621		3,443
Total non-current liabilities		U.S.$	320	Rs.	30,620	Rs.	31,323
Total liabilities		U.S.$	1,932	Rs.	185,111	Rs.	198,889
Equity
Share capital	14	U.S.$	9	Rs.	835	Rs.	835
Treasury shares	14		(15)		(1,484)		(1,815)
Share premium			120		11,479		11,364
Share-based payment reserve			18		1,750		1,684
Capital redemption reserve			2		173		173
Retained earnings			3,746		359,005		351,984
Other reserves			42		3,979		3,979
Other components of equity			109		10,442		8,859
Equity attributable to equity holders of the parent company		U.S.$	4,030	Rs.	386,179	Rs.	377,063
Non-controlling interests			33		3,191		3,394
Total equity			4,063		389,370		380,457
Total liabilities and equity		U.S.$	5,995	Rs.	574,481	Rs.	579,346

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM INCOME STATEMENTS

(in millions, except share and per share data)

		For the six months ended September 30,						For the three months ended September 30,
Particulars	Note	2026		2026		2025		2026		2025
		Convenience translation (See Note 2(e))
Revenues	15	U.S.$	1,747	Rs.	167,413	Rs.	173,503	Rs.	86,708	Rs.	88,051
Cost of revenues			884		84,669		76,736		41,504		39,911
Gross profit			863		82,744		96,767		45,204		48,140
Selling, general and administrative expenses			594		56,895		52,083		28,075		26,436
Research and development expenses			115		11,001		12,446		5,235		6,202
Impairment of non-current assets			1		138		662		123		662
Other income, net	16		(18)		(1,757)		(3,412)		(912)		(2,673)
Total operating expenses			692		66,277		61,779		32,521		30,627
Results from operating activities (A)			172		16,467		34,988		12,683		17,513
Finance income	17		41		3,908		4,081		919		1,681
Finance expense	17		(26)		(2,503)		(1,737)		(1,248)		(907)
Finance income/(expense), net (B)			14		1,405		2,344		(329)		774
Share of profit/(loss) of equity accounted investees, net of tax (C)			(1)		(69)		65		(77)		63
Profit before tax [(A)+(B)+(C)]			185		17,803		37,397		12,277		18,350
Tax expense, net	18		45		4,321		9,033		3,143		4,082
Profit for the period		U.S.$	140	Rs.	13,482	Rs.	28,364	Rs.	9,134	Rs.	14,268

Attributable to:
Equity holders of the parent company		U.S.$	142	Rs.	13,685	Rs.	28,549	Rs.	9,250	Rs.	14,372
Non-controlling interests			(2)		(203)		(185)		(116)		(104)

Earnings per share attributable to equity holders of the parent company
Basic earnings per share of Rs.1/- each		U.S.$	0.17	Rs.	16.43	Rs.	34.30	Rs.	11.11	Rs.	17.26
Diluted earnings per share of Rs.1/- each		U.S.$	0.17	Rs.	16.42	Rs.	34.26	Rs.	11.10	Rs.	17.25

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

      (in millions, except share and per share data)

	For the six months ended September 30,						For the three months ended September 30,
Particulars	2026		2026		2025		2026		2025
	Convenience translation (See Note 2(e))
Profit for the period	U.S.$	140	Rs.	13,482	Rs.	28,364	Rs.	9,134	Rs.	14,268
Other comprehensive income/(loss)
Items that will not be reclassified subsequently to the consolidated income statement:
Changes in the fair value of financial instruments	U.S.$	-*	Rs.	(13)	Rs.	(9)	Rs.	(12)	Rs.	(14)
Actuarial gains/(losses) on post-employment benefit obligations		-*		(7)		-		-		-
Tax impact on above items		-*		2		-		-		-
Total of items that will not be reclassified subsequently to the consolidated income statement	U.S.$	-*	Rs.	(18)	Rs.	(9)	Rs.	(12)	Rs.	(14)
Items that will be reclassified subsequently to the consolidated income statement:
Foreign currency translation adjustments		8		767		3,421		167		1,341
Effective portion of changes in fair value of cash flow hedges		12		1,115		(939)		(209)		(1,068)
Tax impact on above items		(3)		(281)		237		52		269
Total of items that will be reclassified subsequently to the consolidated income statement	U.S.$	17	Rs.	1,601	Rs.	2,719	Rs.	10	Rs.	542
Other comprehensive income/(loss) for the period, net of tax	U.S.$	17	Rs.	1,583	Rs.	2,710	Rs.	(2)	Rs.	528
Total comprehensive income for the period, net of tax	U.S.$	157	Rs.	15,065	Rs.	31,074	Rs.	9,132	Rs.	14,796

Attributable to:
Equity holders of the parent company	U.S.$	159	Rs.	15,268	Rs.	31,259	Rs.	9,248	Rs.	14,900
Non-controlling interests		(2)		(203)		(185)		(116)		(104)

*Rounded to the nearest million.

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(in millions, except share and per share data)

	Attributable to the equity holders of the parent company
	Share capital		Share premium		Treasury shares		Share- based payment reserve		Fair value reserve(1)		Foreign currency translation reserve		Hedging reserve		Capital redemption reserve		Actuarial gains/ (losses)		Retained earnings		Other Reserves(3)		Total		Non- controlling interests(2)		Total Equity
Balance as of April 1, 2026 (A)	Rs.	835	Rs.	11,364	Rs.	(1,815)	Rs.	1,684	Rs.	(2,686)	Rs.	13,198	Rs.	(1,163)	Rs.	173	Rs.	(490)	Rs.	351,984	Rs.	3,979	Rs.	377,063	Rs.	3,394	Rs.	380,457
Profit for the period		-		-		-		-		-		-		-		-		-		13,685		-		13,685		(203)		13,482
Net change in fair value of equity instruments, net of tax benefit of Rs.0		-		-		-		-		(13)		-		-		-		-		-		-		(13)		-		(13)
Foreign currency translation adjustments, net of tax expense of Rs.0		-		-		-		-		-		767		-		-		-		-		-		767		-		767
Effective portion of changes in fair value of cash flow hedges, net of tax expense of Rs.281		-		-		-		-		-		-		834		-		-		-		-		834		-		834
Actuarial gain/(loss) on post-employment benefit obligations, net of tax benefit of Rs.2		-		-		-		-		-		-		-		-		(5)						(5)				(5)
Total comprehensive income (B)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(13)	Rs.	767	Rs.	834	Rs.	-	Rs.	(5)	Rs.	13,685	Rs.	-	Rs.	15,268	Rs.	(203)	Rs.	15,065
Issue of equity shares on exercise of options		-*		115		331		(130)		-		-		-		-		-		-		-		316		-		316
Share-based payment expense		-		-		-		196		-		-		-		-		-		-		-		196		-		196
Dividend paid		-		-		-		-		-		-		-		-		-		(6,664)		-		(6,664)		-		(6,664)
Total transactions (C)	Rs.	-*	Rs.	115	Rs.	331	Rs.	66	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(6,664)	Rs.	-	Rs.	(6,152)	Rs.	-	Rs.	(6,152)
Balance as of September 30, 2026 [(A)+(B)+(C)]	Rs.	835	Rs.	11,479	Rs.	(1,484)	Rs.	1,750	Rs.	(2,699)	Rs.	13,965	Rs.	(329)	Rs.	173	Rs.	(495)	Rs.	359,005	Rs.	3,979	Rs.	386,179	Rs.	3,191	Rs.	389,370
Convenience translation (See note 2(e))	U.S.$	9	U.S.$	120	U.S.$	(15)	U.S.$	18	U.S.$	(28)	U.S.$	146	U.S.$	(3)	U.S.$	2	U.S.$	(5)	U.S.$	3,746	U.S.$	42	U.S.$	4,030	U.S.$	33	U.S.$	4,063

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(in millions, except share and per share data)

	Attributable to the equity holders of the parent company
	Share capital		Share premium		Treasury shares		Share- based payment reserve		Fair value reserve(1)		Foreign currency translation reserve		Hedging reserve		Capital redemption reserve		Actuarial gains/ (losses)		Retained earnings		Other Reserves(3)		Total		Non- controlling interests(2)		Total Equity
Balance as of April 1, 2025 (A)	Rs.	834	Rs.	11,133	Rs.	(2,264)	Rs.	1,642	Rs.	(2,651)	Rs.	5,255	Rs.	108	Rs.	173	Rs.	(613)	Rs.	315,793	Rs.	3,979	Rs.	333,388	Rs.	3,778	Rs.	337,166
Profit for the period		-		-		-		-		-		-		-		-		-		28,549		-		28,549		(185)		28,364
Net change in fair value of equity instruments		-		-		-		-		(9)		-		-		-		-		-		-		(9)		-		(9)
Foreign currency translation adjustments, net of tax expense of Rs.0		-		-		-		-		-		3,421		-		-		-		-		-		3,421		-		3,421
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.237		-		-		-		-		-		-		(702)		-		-		-		-		(702)		-		(702)
Total comprehensive income (B)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(9)	Rs.	3,421	Rs.	(702)	Rs.	-	Rs.	-	Rs.	28,549	Rs.	-	Rs.	31,259	Rs.	(185)	Rs.	31,074
Issue of equity shares on exercise of options		1		177		327		(217)		-		-		-		-		-		-		-		288		-		288
Share-based payment expense		-		-		-		212		-		-		-		-		-		-		-		212		-		212
Dividends paid		-		-		-		-		-		-		-		-		-		(6,659)		-		(6,659)				(6,659)
Total transactions (C)	Rs.	1	Rs.	177	Rs.	327	Rs.	(5)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(6,659)	Rs.	-	Rs.	(6,159)	Rs.	-	Rs.	(6,159)
Balance as of September 30, 2025 [(A)+(B)+(C)]	Rs.	835	Rs.	11,310	Rs.	(1,937)	Rs.	1,637	Rs.	(2,660)	Rs.	8,676	Rs.	(594)	Rs.	173	Rs.	(613)	Rs.	337,683	Rs.	3,979	Rs.	358,489	Rs.	3,593	Rs.	362,082

*Rounded to the nearest million.

(1)      Represents mark to market gain or loss on financial assets classified as fair value through other comprehensive income (“FVTOCI”).

(2)      Represents 49% ownership stake held by Nestlé India Limited in Dr. Reddy’s and Nestlé Health Science Limited (which the Company sometimes refers to as its “Nutraceuticals subsidiary”).

(3)      Following the acquisition of a non-controlling interest (“NCI”) in the Nutraceuticals subsidiary by Nestlé India, the difference between cash consideration received from such NCI and the proportionate share of net assets is recognized in “Other reserves” within equity

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(in millions, except share and per share data)

	For the six months ended September 30,
	2026		2026		2025
Particulars	Convenience translation (See Note 2(e))
Cash flows from/(used in) operating activities:
Profit for the period	U.S.$	140	Rs.	13,482	Rs.	28,364
Adjustments for:
Tax expense, net		45		4,321		9,033
Fair value changes and profit on sale of financial instruments measured at FVTPL, net		(13)		(1,209)		(1,277)
Depreciation and amortization		111		10,641		9,816
Impairment of non-current assets		1		138		662
Allowance for credit losses (on trade receivables and other advances)		4		340		679
Gain on sale or de-recognition of non-current assets, net		(4)		(405)		(268)
Share of profit of equity accounted investees		1		69		(65)
Inventories write-down		59		5,622		3,450
Unrealized exchange loss/(gain), net		(6)		(585)		(509)
Interest expense/(income), net		6		543		(303)
Equity settled share-based payment expense		2		196		212
Changes in operating assets and liabilities:
Trade and other receivables		2		177		(7,689)
Inventories		(107)		(10,274)		(8,186)
Trade and other payables		19		1,864		8,846
Other assets and other liabilities, net		(143)		(13,741)		(3,718)
Cash generated from operations		117		11,179		39,047
Income tax paid, net		(71)		(6,822)		(8,845)
Net cash from operating activities	U.S.$	46	Rs.	4,357	Rs.	30,202
Cash flows from/(used in) investing activities:
Purchase of property, plant and equipment		(61)		(5,826)		(12,084)
Proceeds from sale of property, plant and equipment		10		1,003		142
Purchase of other intangible assets		(23)		(2,201)		(8,198)
Proceeds from sale of other intangible assets		23		2,214		239
Purchase of other investments		(151)		(14,461)		(17,724)
Proceeds from sale of other investments		267		25,595		8,182
Proceeds from disposal of subsidiary		-*		5		-
Investment in associates		-		-		(51)
Payment for acquisition of businesses (Refer to Note 23 for details)		(2)		(220)		-
Interest and dividend received		21		2,006		759
Net cash from/ (used in) investing activities	U.S.$	84	Rs.	8,115	Rs.	(28,735)
Cash flows from/(used in) financing activities:
Proceeds from issuance of equity shares (including treasury shares)		3		316		288
(Repayment)/Proceeds from short-term borrowings, net		(11)		(1,043)		2,675
(Repayment) of long-term borrowings		(40)		(3,799)		-
Payment of principal portion of lease liabilities		(7)		(717)		(565)
Dividend paid		(70)		(6,664)		(6,659)
Interest paid		(29)		(2,779)		(2,265)
Net cash (used in) financing activities	U.S.$	(154)	Rs.	(14,686)	Rs.	(6,526)
Net decrease in cash and cash equivalents		(24)		(2,214)		(5,059)
Effect of exchange rate changes on cash and cash equivalents		-*		36		372
Cash and cash equivalents at the beginning of the period(1)		160		15,368		14,593
Cash and cash equivalents at the end of the period(2) (Refer to Note 4 for details)	U.S.$	136	Rs.	13,190	Rs.	9,906

*Rounded to the nearest million.

(1) Adjusted for bank overdraft of Rs.61 for the year ended March 31, 2025.

(2) Adjusted for bank overdraft of Rs.104 for the six months ended September 30, 2026.

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

1.       Reporting entity

Dr. Reddy’s Laboratories Limited (the “parent company”), together with its subsidiaries (collectively, the “Company”), joint ventures and associates, is a leading India-based pharmaceutical company headquartered and having its registered office in Hyderabad, Telangana, India. The Company offers a portfolio of products and services including active pharmaceutical ingredients (“APIs”), generics, branded generics, biosimilars, over the counter (“OTC”) products and pharmaceutical services.

The Company’s principal research and development facilities are located in the states of Telangana and Andhra Pradesh in India, Cambridge in the United Kingdom; its principal manufacturing facilities are located in the states of Telangana, Andhra Pradesh and Himachal Pradesh in India, Cuernavaca-Cuautla in Mexico and Mirfield in the United Kingdom; and its principal markets are in India, Russia, the United States, and Germany. The Company’s shares are listed on the Bombay Stock Exchange, the National Stock Exchange, the NSE IFSC Limited in India and on the New York Stock Exchange in the United States.

2.       Basis of preparation of financial statements

a)    Statement of compliance

These unaudited condensed consolidated interim financial statements (hereinafter referred to as the “interim financial statements”) are prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). They do not include all of the information required for a complete set of annual financial statements and should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2026. These interim financial statements were authorized for issuance by the Company’s Board of Directors on October 23, 2026.

b) Material accounting policies information

The accounting policies applied by the Company in these interim financial statements are the same as those applied by the Company in its audited consolidated financial statements as of and for the year ended March 31, 2026 contained in the Company’s Annual Report on Form 20-F.

New Standards, interpretations and amendments adopted by the Company effective from April 1, 2026

The Company applied for the first time the below amendments, which are effective for annual periods beginning on or after January 1, 2026. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Amendments to IFRS 9 and IFRS 7 for Classification and Measurement of financial instruments

On May 30, 2024, the IASB issued amendments to IFRS 9, “Financial Instruments”, and IFRS 7, “Financial Instruments: Disclosures”, relating to the classification and measurement of financial instruments, which:

•      clarify that a financial liability is derecognized on the 'settlement date' - i.e., the date when the related obligation is discharged or cancelled or expires or the liability otherwise qualifies for derecognition. They also introduce an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system before the settlement date, if certain conditions are met;

•      clarify how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (“ESG”) linked features and other similar contingent features;

•      clarify the treatment of non-recourse assets and contractually linked instruments; and

•      require additional disclosures in IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event (including those that are ESG-linked), and equity instruments classified at fair value through other comprehensive income (“FVTOCI”).

This amendment has no material impact on these interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

2.      Basis of preparation of financial statements (continued)

b)   Material accounting policies information (continued)

Amendments to IFRS 9 and IFRS 7: Contracts Referencing Nature-dependent Electricity

In December 2024, the IASB issued amendments to IFRS 9 “Financial Instruments” and IFRS 7 “Financial Instruments: Disclosures”, to help companies better report the financial effects of nature-dependent electricity contracts, which are often structured as power purchase agreements.

Nature-dependent electricity contracts help companies to secure their electricity supply from sources such as wind and solar power. The amount of electricity generated under these contracts can vary based on uncontrollable factors such as weather conditions.

The amendments include:

•      clarifying the application of the ‘own-use’ requirements for in-scope contracts;

•      permitting hedge accounting if these contracts are used as hedging instruments; and

•      adding new disclosure requirements to enable investors to understand the effect of these contracts on a company’s financial performance and cash flows.

This amendment has no material impact on these interim financial statements.

New Standards and Amendments not yet effective as on April 1, 2026

Certain new standards and amendments to standards are not yet effective for annual periods beginning on April 1, 2026 and have not been applied in preparing these interim financial statements that could have potential impact on the interim financial statements of the Company are:

IFRS 18, “Presentation and Disclosure in Financial Statements”

In April 2024, the IASB issued IFRS 18, “Presentation and Disclosure in Financial Statements”, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals.

Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations. The first three categories are new. It also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes.

In addition, narrow-scope amendments have been made to IAS 7 Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards.

IFRS 18, and the amendments to the other standards, are effective retrospectively for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted, but will need to be disclosed.

The Company is currently assessing the impact of adopting IFRS 18 and other amendments on these interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

2.      Basis of preparation of financial statements (continued)

IAS 28 – Amendments to the Fair Value Option for Investments in Associates and Joint Ventures

In June 2026, the IASB amended IAS 28, “Investments in Associates and Joint Ventures” to clarify that entities similar to venture capital organizations and other entities specified in paragraphs 18–19 of IAS 28 include entities whose principal business activity is investing in particular types of assets, as identified in paragraph 49(a) of IFRS 18, Presentation and Disclosure in Financial Statements”. Such entities may elect to measure investments in associates and joint ventures at fair value through profit or loss in accordance with IFRS 9 “Financial Instruments”.

The Company’s principal business activity is not investment management nor investing in assets in a manner similar to venture capital organizations, mutual funds or other investment focused entities contemplated by the amendment. Accordingly, the amendment does not affect the accounting for the Company’s investments in associates and joint ventures, which continue to be accounted for using the equity method under IAS 28 “Investments in Associates and Joint Ventures.”

IFRS 20 – Regulatory Assets and Regulatory Liabilities

In May 2026, the IASB issued IFRS 20, “Regulatory Assets and Regulatory Liabilities” which establishes requirements for regulatory assets and regulatory liabilities arising from specified types of rate-regulated activities. The Company is not engaged in rate-regulated activities and accordingly this standard is not expected to have an impact on these interim financial statements.

c)    Basis of consolidation

Subsidiaries

These interim financial statements comprise the consolidated financial statements of the parent company and its subsidiaries as at September 30, 2026. Subsidiaries are all entities that are controlled by the Company. Control exists when the Company (i) has power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee), (ii) is exposed to, or has rights to variable returns from its involvement with the entity and (iii) has the ability to affect those returns through power over the entity.

The Company re-assesses whether or not it controls a subsidiary if facts and circumstances indicate that there are changes to one or more of the elements of control. The financial statements of subsidiaries are included in these interim financial statements from the date when the Company obtains control and continues until the date that control ceases.

Changes in ownership interests:

Acquisition of some or all of the NCIs in an entity and changes in the interests in subsidiaries that do not result in a loss of control are accounted for as a transaction with equity holders in their capacity as equity holders. Consequently, the difference arising between the fair value of the purchase consideration received and the carrying value of the NCI is recorded as an adjustment to Other reserves that is attributable to the parent company. The associated cash flows are classified as financing activities. No goodwill is recognized as a result of such transactions.

Profit, loss, and equity attributed to NCIs in subsidiaries are shown separately in the consolidated interim income statement, consolidated interim statement of comprehensive income, consolidated interim statement of changes in equity and consolidated interim statement of financial position, respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

2.      Basis of preparation of financial statements (continued)

d)    Basis of measurement

These interim financial statements have been prepared on the historical cost convention, except for the following material items in the statements of financial position which are measured on the basis stated below and in accordance with the respective accounting policies:

•      derivative financial instruments are measured at fair value;

•      financial assets and financial liabilities are measured either at fair value or at amortized cost, depending on the classification based on accounting policy; and

•      equity-settled and cash-settled share-based payments are measured at fair value on the grant date and the reporting date, respectively.

e)    Convenience translation

These interim financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, these interim financial statements as of and for the six months ended September 30, 2026 have been translated into U.S. dollars at the certified foreign exchange rate of U.S.$1.00 = Rs.95.83, as published by the Federal Reserve Board of Governors on  September 30, 2026. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Such convenience translation is not subject to review by the Company’s Independent Registered Public Accounting Firm.

f)    Use of judgments, estimates and assumptions

The preparation of interim financial statements in conformity with IFRS accounting standards requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses, the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates implies that actual results may differ from these estimates. In preparing these interim financial statements, the judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited consolidated financial statements as of and for the year ended March 31, 2026.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3.    Segment reporting

The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by operating segments. The CODM reviews revenue and gross profit as the performance indicator for all of the operating segments and does not review the total assets and liabilities of an operating segment. The Company’s Chief Executive Officer (“CEO”) is the CODM of the Company.

The Company’s reportable operating segments are as follows:

•      Global Generics;

•      Pharmaceutical Services and Active Ingredients (“PSAI”); and

•      Others.

Global Generics. This segment consists of the Company’s business of manufacturing and marketing prescription and over-the-counter finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This segment also includes the operations of the Company’s biologics business and the portfolio outside of the United States of consumer brands in the Nicotine Replacement Therapy category that the Company acquired from Haleon UK Enterprises Limited (the “NRT Business”).

Pharmaceutical Services and Active Ingredients. This segment primarily consists of the Company’s business of manufacturing and marketing active pharmaceutical ingredients and intermediates, also known as “API”, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediates become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. The Company also serves its customers with incremental value added products, including semi-finished and finished formulations, which are included in this segment. This segment also includes the Company’s pharmaceutical services business, which provides contract research services and manufactures and sells active pharmaceutical ingredients in accordance with the specific customer requirements.

Others. This segment consists of the Company’s other business operations, which includes the Company’s wholly-owned subsidiaries, Aurigene Oncology Limited (“AOL”) (formerly Aurigene Discovery Technologies Limited) and the Company’s Proprietary Products business. AOL is a discovery stage biotechnology company developing novel and best-in-class therapies in the fields of oncology and inflammation. AOL works with established pharmaceutical and biotechnology companies through customized models of drug-discovery collaborations. The Proprietary Products business focuses on the research and development of differentiated formulations and is expected to earn revenues arising out of monetization of such assets and subsequent royalties, if any.

The measurement of each segment’s revenues, expenses and assets is consistent with the accounting policies that are used in preparation of the Company’s interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3.       Segment reporting (continued)

Information about segments:	For the six months ended September 30, 2026								For the six months ended September 30, 2025
Segments	Global Generics		PSAI		Others		Total		Global Generics		PSAI		Others		Total
Revenues(1)	Rs.	149,920	Rs.	16,829	Rs.	664	Rs.	167,413	Rs.	154,118	Rs.	17,631	Rs.	1,754	Rs.	173,503
Gross profit	Rs.	80,956	Rs.	1,361	Rs.	427	Rs.	82,744	Rs.	92,514	Rs.	2,782	Rs.	1,471	Rs.	96,767
Selling, general and administrative expenses								56,895								52,083
Research and development expenses								11,001								12,446
Impairment of non-current assets								138								662
Other income, net								(1,757)								(3,412)
Results from operating activities							Rs.	16,467							Rs.	34,988
Finance income, net								1,405								2,344
Share of profit of equity accounted investees, net of tax								(69)								65
Profit before tax							Rs.	17,803							Rs.	37,397
Tax expense								4,321								9,033
Profit for the period							Rs.	13,482							Rs.	28,364

Information about segments:	For the three months ended September 30, 2026								For the three months ended September 30, 2025
Segments	Global Generics		PSAI		Others		Total		Global Generics		PSAI		Others		Total
Revenues(1)	Rs.	77,927	Rs.	8,310	Rs.	471	Rs.	86,708	Rs.	78,498	Rs.	9,450	Rs.	103	Rs.	88,051
Gross profit	Rs.	43,833	Rs.	980	Rs.	391	Rs.	45,204	Rs.	46,428	Rs.	1,700	Rs.	12	Rs.	48,140
Selling, general and administrative expenses								28,075								26,436
Research and development expenses								5,235								6,202
Impairment of non-current assets								123								662
Other income, net								(912)								(2,673)
Results from operating activities							Rs.	12,683							Rs.	17,513
Finance income/(expense), net								(329)								774
Share of profit of equity accounted investees, net of tax								(77)								63
Profit before tax							Rs.	12,277							Rs.	18,350
Tax expense								3,143								4,082
Profit for the period							Rs.	9,134							Rs.	14,268

(1)    Revenues for the six months ended September 30, 2026 and 2025 do not include inter-segment revenues from the PSAI segment to the Global Generics segment, which amount to Rs.4,113 and Rs.3,662 respectively at cost. Revenues for the three months ended September 30, 2026 and 2025 do not include inter-segment revenues from the PSAI segment to the Global Generics segment, which amount to Rs.2,105 and Rs.2,134 respectively at cost.

Analysis of revenues by geography:

The following table shows the distribution of the Company’s revenues by country, based on the location of the customers:

	For the six months ended September 30,				For the three months ended September 30,
Country	2026		2025		2026		2025
United States	Rs.	48,848	Rs.	69,958	Rs.	26,189	Rs.	33,414
India		36,613		31,781		18,856		16,394
Russia		19,117		15,829		10,084		8,747
Others(1)		62,835		55,935		31,579		29,496
	Rs.	167,413	Rs.	173,503	Rs.	86,708	Rs.	88,051

(1)       Others include Germany, the United Kingdom, Ukraine, Romania, Brazil and other countries across the world.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

4.       Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of
	September 30, 2026		March 31, 2026
Cash on hand	Rs.	1	Rs.	1
Balances with banks		12,315		14,249
Term deposits with banks (original maturities less than 3 months)		978		1,118
Cash and cash equivalents in the statement of financial position	Rs.	13,294	Rs.	15,368
Bank overdrafts used for cash management purposes		104		-
Cash and cash equivalents in the statement of cash flows	Rs.	13,190	Rs.	15,368
Restricted cash balances included above
Balance in unclaimed dividend account	Rs.	71	Rs.	73
Other restricted cash balances		143		296
Total restricted cash balances	Rs.	214	Rs.	369

5.       Other investments

Other investments consist of investments in units of mutual funds, equity securities, bonds, commercial paper, limited liability partnership firm interests and term deposits with banks (i.e., certificates of deposit having an original maturity period exceeding three months). The details of such investments as of September 30, 2026 and March 31, 2026 are as follows:

		As of September 30, 2026						As of March 31, 2026
	Category	Cost/ Amortized Cost		Unrealized gain/(loss)		Fair value/ amortized cost		Cost/ Amortized Cost		Unrealized gain/(loss)		Fair value/ amortized cost
Current portion
In units of mutual funds	FVTPL	Rs.	24,354	Rs.	4,043	Rs.	28,397	Rs.	31,462	Rs.	4,450	Rs.	35,912
In term deposits with banks	Amortized cost		30,210		-		30,210		34,331		-		34,331
In bonds	Amortized cost		4,341		-		4,341		2,203		-		2,203
		Rs.	58,905	Rs.	4,043	Rs.	62,948	Rs.	67,996	Rs.	4,450	Rs.	72,446
Non-current portion
In equity securities(1)	FVTOCI	Rs.	2,700	Rs.	(2,698)	Rs.	2	Rs.	2,700	Rs.	(2,685)	Rs.	15
In equity securities	FVTPL		920		171		1,091		920		(104)		816
In limited liability partnership firms	FVTPL		1,244		296		1,540		1,212		237		1,449
In term deposits with banks and financial institution	Amortized cost		4,252		-		4,252		2,000		-		2,000
In bonds	Amortized cost		3,006		-		3,006		5,943		-		5,943
Others	FVTPL		504		33		537		480		(8)		472
		Rs.	12,626	Rs.	(2,198)	Rs.	10,428	Rs.	13,255	Rs.	(2,560)	Rs.	10,695

(1)    Primarily represents the investment in shares of Curis, Inc. The cost of acquisition was Rs.2,699. As of September 30, 2026 and March 31, 2026, the Company has recognized a cumulative unrealized loss of Rs.2,698 and Rs.2,685, respectively, in the fair value reserve.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

6.       Trade and other receivables

	As of
	September 30, 2026		March 31, 2026
Current
Trade and other receivables, gross	Rs.	103,305	Rs.	103,066
Less: Allowance for credit losses		(1,906)		(1,847)
Trade and other receivables, net	Rs.	101,399	Rs.	101,219

Pursuant to certain arrangements with banks, the Company sold to these banks certain of its trade receivables forming part of its Global Generics segment, on a non-recourse basis. The receivables sold were mutually agreed upon with the respective bank, after considering the creditworthiness and contractual terms with the customer. The Company has transferred substantially all the risks and rewards of ownership of such receivables sold to the respective bank, and accordingly, the same were derecognized in the statements of financial position. As of September 30, 2026 and March 31, 2026, the amount of trade receivables de-recognized pursuant to the aforesaid arrangement was Rs.6,072 and Rs.2,626, respectively.

7.       Inventories

Inventories consist of the following:

	As of
	September 30, 2026		March 31, 2026
Raw materials	Rs.	20,121	Rs.	19,337
Work-in-progress		16,539		16,054
Finished goods (includes stock-in-trade)		35,344		33,100
Packing materials, stores and spares		9,178		8,040
	Rs.	81,182	Rs.	76,531

Details of inventories recognized in the interim income statement are as follows:

	For the six months ended September 30,				For the three months ended September 30,
	2026		2025		2026		2025
Raw materials, consumables and changes in finished goods and work in progress	Rs.	59,913	Rs.	55,862	Rs.	29,510	Rs.	29,422
Inventory write-downs(1) (2)		5,622		3,450		2,171		1,815

(1)    Certain batches of Semaglutide were found to be out of specification due to an issue associated with the active pharmaceutical ingredient (API) used in the product. Consequently, based on its best estimate, the Company has made a provision of Rs.2,230 towards inventory and Rs.167 towards other associated costs during the three months ended June 30, 2026.

(2)    Includes inventory provision related to conjugated estrogen of Rs.260 during the six months ended September 30, 2025. Refer to note 9 of these interim financial statements for further details.

During the six months ended September 30, 2026 and 2025, an amount of Rs.698 and Rs.677, respectively, representing government grants, has been accounted for as a reduction from cost of revenues.

During the three months ended September 30, 2026 and 2025 an amount of Rs.321 and Rs.318, respectively, representing government grants, has been accounted for as a reduction from cost of revenues.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

8.       Other assets

	As of
	September 30, 2026		March 31, 2026
Current
Balances and receivables from statutory authorities(1)	Rs.	25,792	Rs.	21,509
Government incentives receivables(2)		592		444
Prepaid expenses		2,410		2,075
Advances to vendors and employees		6,015		6,205
Others(3)		3,656		6,023
	Rs.	38,465	Rs.	36,256
Non-current
Security deposits	Rs.	935	Rs.	904
Others		116		322
	Rs.	1,051	Rs.	1,226

(1)    Balances and receivables from statutory authorities primarily consist of amounts recoverable towards the goods and service tax (“GST”), value added tax, and from customs authorities of India.

(2)    Primarily consist of amounts receivable from various government authorities of India towards incentives under various government programs.

(3)    Others primarily includes security deposits, claims and other receivables.

Refer to Note 23 for further details and a breakup of financial and non-financial assets.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

9.       Property, plant and equipment

	As of and for the six months ended		As of and for the year ended
	September 30, 2026		March 31, 2026
Opening balance	Rs.	115,930	Rs.	97,761
Cost of assets acquired during the period (including addition to right-of-use assets)		6,723		31,814
Net book value of assets disposed of during the period		(925)		(582)
Depreciation expense		(6,869)		(12,770)
Impairment gain/(loss), net(1)		137		(1,354)
Effect of changes in foreign exchange rates		101		1,061
Closing balance	Rs.	115,097	Rs.	115,930

(1)    Impairment losses recorded for the year ended March 31, 2026, consists of the following:

•         the Company discontinued development of conjugated estrogen at its site in Middleburgh, New York and recorded an impairment loss of Rs.535 in the Company’s Global Generics segment; and

•         the Company decided to discontinue certain of its research and development programs associated with its Chimeric Antigen Receptor T-cell (CAR-T) therapy portfolio in light of the development status and clinical trial outcomes, resulting in an impairment loss of Rs.885 relating to property, plant and equipment (including Capital-work-in-progress and Right-of-use assets) in the Company’s Global Generics segment.

In addition, the Company recorded the following impacts in the consolidated income statements:

-          Impairment of intangible assets of Rs.406; and

-          Other development program related wind down costs under Selling, general and administrative expenses of Rs.59.

In August 2026, the Company sold certain assets related to its CAR-T program and novated the related lease agreement to the acquirer which, among other things, resulted in a recognition of Rs.137 due to the reversal of impairment losses.

For further details, refer to Note 11 of the consolidated financial statements in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2026.

Capital commitments

As of September 30, 2026 and March 31, 2026, the Company was committed to spend Rs.7,060 and Rs.9,716, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchase commitments.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

10.    Goodwill

Goodwill arising on business combinations is not amortized but is tested for impairment at least annually, or more frequently if there is any indication that the cash generating unit to which goodwill is allocated is impaired.

The following table presents goodwill as of September 30, 2026 and March 31, 2026:

	As of
	September 30, 2026		March 31, 2026
Opening Balance, net	Rs.	12,893	Rs.	11,810
Effect of changes in foreign exchange rates		87		1,083
Closing balance	Rs.	12,980	Rs.	12,893

11.    Other intangible assets

	As of and for the six months ended		As of and for the year ended
	September 30, 2026		March 31, 2026
Opening balance	Rs.	105,059	Rs.	96,803
Cost of assets acquired during the period(1)		2,479		12,125
Net book value of assets disposed of during the period		-		(1,211)
Amortization expense		(3,772)		(7,985)
Impairment loss, net(2)		(275)		(2,164)
Effect of changes in foreign exchange rates		674		7,491
Closing balance	Rs.	104,165	Rs.	105,059

(1)    Additions during the six months ended September 30, 2026 primarily consist of Rs.1,562 (RUB1,340) towards acquisition of trademarks and related assets for Elgina, Orniona and Miragel in Russia.

Additions during the year ended March 31, 2026 primarily consists of the following:

•         Rs.4,464 (U.S.$50.50) paid as consideration for the acquisition of STUGERON® and its locally recognized brands, covering 18 markets in the Asia-Pacific and Europe, Middle East, and Africa regions, with India and Vietnam as the key markets.

•         Rs.3,014 (U.S.$.32.15) paid as consideration to acquire the trademarks and related assets for Progynova® and Cyclo-Progynova® in India.

•         Rs.1,781 (U.S.$20) pertaining to the upfront consideration pursuant to acquisition of exclusive commercialization rights to eftilagimod alfa from Immutep Limited (“Immutep”) in all countries outside North America, Europe, Japan and Greater China. Of this amount U.S.$10 was refunded by Immutep to the Company, during the six months ended September 30, 2026, consequent to an unsatisfactory outcome of the futility analysis. (Refer to Impairment recorded during the year ended March 31, 2026 in note (2) to this table for further details).

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

11.    Other intangible assets (continued)

(2)    Impairment losses recorded for the year ended March 31, 2026 includes:

•         In March 2026, Immutep announced the discontinuation of the Phase III study in first line non-small cell lung cancer following the results of the futility analysis. As a result, the Company recorded an impairment loss of Rs.914 (U.S.$10) in the consolidated income statements forming part of the Global Generics segment.

•         Consequent to a decision to discontinue the research and development programs relating to its CAR-T program, the Company recorded impairment loss of Rs.406 pertaining to product related intangibles associated with its CAR-T program. (Refer to note 9 of these interim financial statements for further details.)

•         Consequent to adverse market conditions affecting certain product related intangible assets acquired from Mayne Pharma Group Limited (“Mayne”), the Company recognized an impairment loss of Rs.702 within its Global Generics segment.

Details of significant intangible assets as of September 30, 2026 are as follows:

Particulars of the asset	Acquired from	Carrying net book value
Consumer Healthcare Portfolio of Nicotine Replacement Therapy	Haleon UK Enterprises Limited	Rs.	57,477
Select portfolio of branded generics business	Wockhardt Limited		9,646
daratamumab biosimilar HLX 15	Shanghai Henlius Biotech, Inc.		5,558
Antivertigo Brand Stugeron® in India	Janssen Pharmaceutica NV		4,260
Cardiovascular brand Cidmus® in India	Novartis AG		3,909
Progynova® and Cyclo-Progynova® in India	Mercury Pharma Group Limited		2,940

12.    Other liabilities

Other liabilities consist of the following:

	As of
	September 30, 2026		March 31, 2026
Current
Accrued expenses	Rs.	28,247	Rs.	27,920
Employee benefits payable		4,522		6,102
Statutory dues payable		5,705		5,417
Deferred revenue		338		260
Advance from customers		1,192		1,321
Others(1)		2,430		9,239
	Rs.	42,434	Rs.	50,259
Non-current
Deferred revenue	Rs.	1,976	Rs.	2,436
Others		645		1,007
	Rs.	2,621	Rs.	3,443

(1)    Others include tender rebates payable and other liabilities linked to volume-based arrangements.

Refer to Note 23 for further details and a breakup of financial and non-financial liabilities.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

13.    Loans and borrowings

Short-term borrowings

Short-term borrowings consist of “pre-shipment credit” drawn by the parent company and other unsecured loans drawn by the parent company and certain of its subsidiaries in Russia, Brazil and Mexico which are repayable within 12 months from the date of drawdown.

Short-term borrowings consist of the following:

	As of
	September 30, 2026		March 31, 2026
Pre-shipment credit	Rs.	42,600	Rs.	19,600
Working capital borrowings		15,556		39,535
Bank overdraft		104		-
	Rs.	58,260	Rs.	59,135

The interest rate profile of short-term borrowings from banks is given below:

Currency(1)	Interest Rate(2)	Interest Rate(2)
	September 30, 2026	March 31, 2026
RUB	-	Key rate + 348 bps to 398 bps
MXN	TIIE + 1.48%	TIIE + 1.35%
INR	T-bill + 35 bps to 175 bps	T-bill + 35 bps to 55 bps
	REPO + 125 bps	REPO + 75 bps
BRL	CDI + 1.48%	CDI+1.55%
USD	SOFR + 170 bps	-

(1)     “BRL” means Brazilian reals, “INR” means Indian rupees, “MXN” means Mexican pesos, “RUB” means Russian roubles and “U.S.$” means U.S. dollars.

(2)     “CDI” means the Brazilian interbank deposit rate (Certificado de Depósito Interbancário), “Key rate” means the key interest rate published by the Central Bank of Russia, “REPO” means the “Repurchasing option” rate published by the Reserve Bank of India,  “T-bill” means the India Treasury bill interest rate, “SOFR” means Secured Overnight Financing Rate and “TIIE” means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio).

Long-term borrowings

Long-term borrowings consist of the following:

	As of
	September 30, 2026				March 31, 2026
	Non – current		Current		Non – current		Current
Rupee term loan from bank to subsidiary(1)	Rs.	-	Rs.	-	Rs.	-	Rs.	3,799
Obligations under leases		11,693		2,334		12,203		2,204
	Rs.	11,693	Rs.	2,334	Rs.	12,203	Rs.	6,003

(1)     The Rupee term loan obtained by the Company’s subsidiary, Aurigene Pharmaceutical Services Limited was repaid as of September 30, 2026.

The interest rate profiles of long-term borrowings (other than obligations under leases) as of March 31, 2026 is:

•         3 Months India Treasury bill interest rate + 84bps.

Uncommitted lines of credit from banks

The Company had uncommitted lines of credit of Rs.56,122 and Rs.49,109 as of September 30, 2026 and March 31, 2026, respectively, from its banks for working capital requirements. The Company can draw upon these lines of credit based on its working capital requirements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

14.    Share capital

The following table presents the changes in number of equity shares and amount of equity share capital for the six months ended September 30, 2026 and for the year ended March 31, 2026:

	As of
	September 30, 2026			March 31, 2026
	Number	Amount		Number	Amount
Opening number of equity shares/share capital	834,656,970	Rs.	835	834,455,365	Rs.	834
Add: Equity shares issued pursuant to employee stock option plans(1)	23,315		-*	201,605		1
Closing number of equity shares/share capital	834,680,285	Rs.	835	834,656,970	Rs.	835
Treasury shares(2)	1,607,435	Rs.	1,484	1,965,575	Rs.	1,815

* Rounded to the nearest million.

(1)     During the six months ended September 30, 2026 and the year ended March 31, 2026, equity shares were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Scheme, 2002 and the Dr. Reddy’s Employees Stock Option Scheme, 2007. The options exercised had an exercise price of Rs.1, Rs.521, Rs.563, Rs.736, Rs.781 or Rs.1,060 per share.

(2)     Pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2018, the Dr. Reddy’s Employees ESOS Trust (the “ESOS Trust”) was formed to support the Dr. Reddy’s Employees Stock Option Scheme, 2018 by acquiring, from the Company or through secondary market acquisitions, equity shares which are used for issuance to eligible employees (as defined therein) upon exercise of stock options thereunder. During the six months ended September 30, 2026 and the year ended March 31, 2026, the equity shares issued pursuant to the exercise of options and their exercise prices were as follows:

Dr. Reddy’s Employees Stock Option Scheme, 2018	Options	Range of Exercise price
During the six months ended September 30, 2026	358,140	Rs. 521.40 to Rs. 1,060.20
During the year ended March 31, 2026	486,685	Rs. 521.40 to Rs. 1,060.20

Upon the exercise of options, the amount of compensation cost (computed using the grant date fair value) previously recognized in the “share based payment reserve” was transferred to “share premium” in the unaudited condensed consolidated interim statements of changes in equity. In addition, any difference between the carrying amount of treasury shares and the consideration received was recognized in the “share premium”.

Dividends

Final dividends on equity shares are recorded as a liability on the date of their approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company’s Board of Directors.

At the Company’s Board of Directors’ meeting held on May 12, 2026, the Board proposed a dividend of Rs.8 per share, and aggregating to Rs.6,677. The same was approved by the Company’s shareholders at the Annual General Meeting (“AGM”) of the Company held on July 23, 2026. Payment of such dividend resulted in net cash outflow of Rs. 6,664 (excluding dividend paid on treasury shares).

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

15.    Revenue from contracts with customers

	For the six months ended September 30,				For the three months ended September 30,
	2026		2025		2026		2025
Sales(1)	Rs.	161,386	Rs.	169,054	Rs.	82,777	Rs.	86,388
Service income		2,967		2,488		1,375		1,340
License fees(2)		3,060		1,961		2,556		323
	Rs.	167,413	Rs.	173,503	Rs.	86,708	Rs.	88,051

(1)    In August 2026, the Company initiated a recall of Semaglutide batches in Canada due to elevated levels of unspecified impurity exceeding the approved specification limit and a packaging and labelling error (unrelated to the Semaglutide API issue as detailed under Note 7 of these interim financial statements). Accordingly, the Company recorded Rs. 710 towards expected product returns.

(2)    During the three months ended September 30, 2026, License fees primarily include the following amounts:

•         Rs.529 from the sale of the Company’s territorial rights relating to Bendamustine HCL in the United States; and

•         Rs.976 towards achievement of certain milestones under various license agreements with a customer in Russia pertaining to biosimilars.

These transactions pertain to the Company’s Global Generics segment.

Refer to Note 3 (“Segment reporting”) for details on revenues by geography.

Refund liabilities on account of sales returns amounting to Rs.6,287 and Rs.6,614 as of September 30, 2026 and March 31, 2026, respectively, have been included in provisions forming part of current liabilities.

16.  Other income

Other income, net consists of the following:

	For the six months ended September 30,				For the three months ended September 30,
	2026		2025		2026		2025
(Gain) on disposal of non-current assets, net	Rs.	(405)	Rs.	(268)	Rs.	(37)	Rs.	(308)
Sale of spent chemicals		(317)		(170)		(167)		(81)
Scrap sales		(162)		(193)		(83)		(87)
Miscellaneous income, net		(873)		(2,781)		(625)		(2,197)
	Rs.	(1,757)	Rs.	(3,412)	Rs.	(912)	Rs.	(2,673)

17.  Finance income/ (expense), net

Finance income/ (expense), net consists of the following:

	For the six months ended September 30,				For the three months ended September 30,
	2026		2025		2026		2025
Interest income	Rs.	1,960	Rs.	2,040	Rs.	961	Rs.	912
Fair value changes and profit on sale of financial instruments measured at FVTPL, net		1,209		1,277		128		547
Foreign exchange gain/(loss), net		739		764		(170)		222
Finance income (A)	Rs.	3,908	Rs.	4,081	Rs.	919	Rs.	1,681
Interest expense		(2,503)		(1,737)		(1,248)		(907)
Finance expense (B)	Rs.	(2,503)	Rs.	(1,737)	Rs.	(1,248)	Rs.	(907)
Finance income/(expense), net [(A)+(B)]	Rs.	1,405	Rs.	2,344	Rs.	(329)	Rs.	774

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

18.    Income taxes

Income tax expense is recognized based on the Company’s best estimate of the average annual effective income tax rate for the fiscal year applied to the pre-tax income of the interim period. The average annual effective income tax rate is determined for each taxing jurisdiction and applied individually to the interim period pre-tax income of each jurisdiction. The difference between the estimated average annual income tax rate and the enacted tax rate is accounted for by a number of factors, including the effect of differences between Indian and foreign tax rates, expenses that are not deductible for tax purposes, income exempted from income taxes, and effects of changes in tax laws and rates.

	For the six months ended September 30,				For the three months ended September 30,
	2026		2025		2026		2025
Effective tax rate		24.3%		24.2%		25.60%		22.2%
Tax expense	Rs.	4,321	Rs.	9,033	Rs.	3,143	Rs.	4,082
Tax expense/(benefit) recognized directly in the OCI	Rs.	279	Rs.	(237)	Rs.	(52)	Rs.	(269)

The Company’s effective tax rate for the six months ended September 30, 2026, was higher as compared to six months ended September 30, 2025. The increase in effective tax rates was primarily on account of:

•         an increase in the proportion of the Company’s profits coming from higher tax jurisdictions and decrease in the proportion of profits from lower tax jurisdictions for the period ended September 30, 2026, as compared to the period ended September 30, 2025; which was partially offset by

•         the reversal of previously recognized tax provisions consequent to the favorable resolution of a tax assessment pertaining to an earlier year.

The Company’s effective tax rate for the three months ended September 30, 2026 was higher as compared to three months ended September 30, 2025. The increase in effective tax rates was primarily on account of:

•         an increase in the proportion of the Company’s profits coming from higher tax jurisdictions and decrease in the proportion of profits from lower tax jurisdictions for the period ended September 30, 2026, as compared to the period ended September 30, 2025.

Tax (benefits)/expenses recognized directly in the OCI primarily relates to tax effects on the changes in fair value of cash flow hedges.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

19.    Nature of expenses

The following table shows supplemental information related to certain “nature of expense” items for the three months and six months ended September 30, 2026 and 2025:

	For the six months ended September 30,				For the three months ended September 30,
Depreciation	2026		2025		2026		2025
Cost of revenues	Rs.	4,681	Rs.	4,055	Rs.	2,392	Rs.	2,099
Selling, general and administrative expenses		1,519		1,262		773		654
Research and development expenses		669		668		324		338
	Rs.	6,869	Rs.	5,985	Rs.	3,489	Rs.	3,091

	For the six months ended September 30,				For the three months ended September 30,
Amortization	2026		2025		2026		2025
Cost of revenues	Rs.	-	Rs.	-	Rs.	-	Rs.	-
Selling, general and administrative expenses		3,739		3,806		1,761		1,948
Research and development expenses		33		25		19		12
	Rs.	3,772	Rs.	3,831	Rs.	1,780	Rs.	1,960

	For the six months ended September 30,				For the three months ended September 30,
Employee benefits	2026		2025		2026		2025
Cost of revenues	Rs.	7,740	Rs.	7,341	Rs.	3,921	Rs.	3,483
Selling, general and administrative expenses		21,669		19,038		10,611		9,507
Research and development expenses		3,226		3,177		1,588		1,531
	Rs.	32,635	Rs.	29,556	Rs.	16,120	Rs.	14,521

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

20.    Employee benefit plans

A.      Impact of the New Labour Codes:

The Government of India has consolidated 29 existing labour legislations into a unified framework comprising four labour codes as follows: Code on Wages, 2019, Code on Social Security, 2020, Industrial Relations Code, 2020 and Occupational Safety, Health and Working Conditions Code 2020 (collectively referred to as the “New Labour Codes”). The New Labour Codes are effective from November 21, 2025 and introduce changes that include, among other things, setting a uniform definition of wages. The New Labour Codes have implications on employee benefits including gratuity, leave encashment, and other related obligations.

The Company assessed the implications of the New Labour Codes and recognized an incremental cost of Rs.1,170 towards employee benefits during the year ended March 31, 2026. The Company continues to monitor the developments pertaining to the implementation of the New Labour Codes, including the related rules thereto, and the impact of these will be accounted in accordance with applicable accounting standards.

B.      Gratuity benefits provided by the parent company

In accordance with applicable Indian laws, the Company has a defined benefit plan which provides for gratuity payments (the “Gratuity Plan”) and covers certain categories of employees in India. The Gratuity Plan provides a lump sum gratuity payment to eligible employees at retirement or termination of their employment. The amount of the payment is based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”) to fund the Gratuity Plan. Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. The liability/(asset) recorded by the parent company towards this obligation was Rs.(41) and Rs.(16) as of September 30, 2026 and March 31, 2026, respectively. The Company made contributions of Rs.0 and Rs.1,844 to the Gratuity Fund during the six months ended September 30, 2026 and the year ended March 31, 2026, respectively.

C.      Compensated absences

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilized compensated absences and utilize them in future periods or receive cash in lieu thereof as per the Company’s policy. The Company records a liability for compensated absences in the period in which the employee renders the services that increases this entitlement. The total liability recorded by the Company towards this obligation was Rs.917 and Rs.1,018 as of September 30, 2026 and March 31, 2026, respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

21.    Share based payments

Pursuant to the special resolutions approved by the shareholders in the Annual General Meetings held on September 24, 2001, on July 27, 2005, and on July 27, 2018 respectively, the Company instituted the Dr. Reddy’s Employees Stock Option Scheme, 2002 (the “DRL 2002 Plan”), the Dr. Reddy’s Employees ADR Stock Option Scheme, 2007 (the “DRL 2007 Plan”), and Dr. Reddy’s Employees Stock Option Scheme, 2018 (the “DRL 2018 Plan”), respectively, each of which allows for grants of stock options to eligible employees.

Grants under Stock Incentive Plans

The terms and conditions of the grants made during the six months ended September 30, 2026 under the above plans were as follows:

Particulars	Grant Date	Number of instruments	Exercise price		Vesting period	Contractual life
DRL 2007 Plan	May 11, 2026	376,115	Rs.	1,293.90	3 years	5 years
DRL 2018 Plan	May 11, 2026	816,119	Rs.	1,293.90	3 years	5 years
DRL 2018 Plan	July 22, 2026	15,933	Rs.	1,206.00	3 years	5 years

The terms and conditions of the grants made during the six months ended September 30, 2025 under the above plans were as follows:

Particulars	Grant Date	Number of instruments	Exercise price		Vesting period	Contractual life
DRL 2007 Plan	May 9, 2025	353,057	Rs.	1,162.00	3 years	5 years
DRL 2018 Plan	May 9, 2025	915,763	Rs.	1,162.00	3 years	5 years

The fair value of services received in return for stock options granted to employees is measured by reference to the fair value of stock options granted. The fair value of stock options has been measured using the Black-Scholes-Merton valuation model at the date of the grant. The expected term of an option (its “option life”) is estimated based on the vesting term and contractual term.

The weighted average inputs used in computing the fair value of such grants were as follows:

	July 22, 2026		May 11, 2026		May 9, 2025
Expected volatility		22.44%		22.50%		24.99%
Exercise price	Rs.	1,206.00	Rs.	1,293.90	Rs.	1,162.00
Option life		5.5 Years		5.5 Years		5.5 Years
Risk-free interest rate		6.58%		6.12%		6.16%
Expected dividends		0.68%		0.63%		0.69%
Grant date share price	Rs.	1,182.80	Rs.	1,279.90	Rs.	1,155.90

Share-based payment expense

	For the six months ended September 30,				For the three months ended September 30,
	2026		2025		2026		2025
Equity settled share-based payment expense(1)	Rs.	196	Rs.	212	Rs.	99	Rs.	100
Cash settled share-based payment expense(2)		149		203		45		(77)
	Rs.	345	Rs.	415	Rs.	144	Rs.	23

(1)     As of September 30, 2026 and September 30, 2025, there was Rs. 640 and Rs.641, respectively, of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 2.05 years and 2.04 years, respectively.

(2)     Certain of the Company’s employees are eligible to receive share based payment awards that are settled in cash.  These awards vest only upon satisfaction of certain service conditions which range from 1 to 4 years. A category of these awards are also linked to the overall performance of the Company. These awards entitle the employees to a cash payment on the vesting date.  The amount of the cash payment is determined based on the share price of the Company at the time of vesting. As of September 30, 2026 and 2025, there was Rs.680 and Rs.691, respectively, of total unrecognized compensation cost related to unvested awards. This cost is expected to be recognized over a weighted-average period of 2.72 years and 2.06 years, respectively. This scheme does not involve dealing in or subscribing to or purchasing securities of the Company, directly or indirectly.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

22.    Related parties

The Company has entered into transactions with the following related parties:

Enterprises over which key management personnel have control or significant influence

•         Green Park Hotel and Resorts Limited for hotel services;

•         Green Park Hospitality Services Private Limited for catering and other services availed;

•         Dr. Reddy’s Foundation towards contributions for social development;

•         Indus Projects Private Limited for engineering services relating to civil works;

•         Dr. Reddy’s Institute of Life Sciences for research and development services availed;

•         Stamlo Industries Limited for hotel services;

•         Iosynth Labs Private Limited for research and development services; and

•         Zenfold Sustainable Technology Private Limited for sale and purchase of goods.

Joint Venture and Associates

•         Kunshan Rotam Reddy Pharmaceuticals Company Limited for sales of goods, for research and development services;

•         Kunshan Rotam Reddy Medicine Company Limited (a subsidiary of Kunshan Rotam Reddy Pharmaceuticals Company Limited) for sale of goods;

•         O2 Renewable Energy IX Private Limited for an investment and for purchase of solar power;

•         Clean Renewable Energy KK2A Private Limited for purchase of solar power and for an investment; and

•         DRES Energy Private Limited for purchase of solar power and lease rentals received.

“Key management personnel” (“KMP”) consists of the Company’s Directors and members of the Company’s Management Council. The Company has also entered into cancellable operating lease transactions with key management personnel and close members of their families.

Further, the Company contributes to the Dr. Reddy’s Laboratories Gratuity Fund, which maintains the plan assets of the Company’s Gratuity Plan for the benefit of its employees. See Note 20 of these interim financial statements for information on transactions between the Company and the Gratuity Fund.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

22.    Related parties (continued)

The following is a summary of significant related party transactions:

	For the six months ended September 30,				For the three months ended September 30,
	2026		2025		2026		2025
Transactions with relatives of KMP or enterprises over which KMP have control or significant influence
Catering expenses	Rs.	288	Rs.	241	Rs.	167	Rs.	168
Civil works		42		135		15		54
Contributions towards social development		342		352		170		203
Research and development services		82		128		41		71
Hotel expenses		35		33		21		17
Facility management services		25		21		13		16
Lease rentals paid		20		20		10		10
Salaries to relatives of key management personnel		19		18		13		11
Purchase of goods		60		37		24		10
Sale of goods		4		3		2		2
Transactions with Joint Venture and Associates
Investment in O2 Renewable Energy IX Private Limited		-		51		-		-
Purchase of solar power		286		73		160		35
Sale of goods		70		14		59		-
Lease rentals received		1		1		-*		-*

* Rounded to the nearest million.

The Company had the following amounts due from related parties as of the following dates:

	As of
	September 30, 2026		March 31, 2026
Kunshan Rotam Reddy Pharmaceuticals Company Limited	Rs.	62	Rs.	45
Kunshan Rotam Reddy Medicine Company Limited		3		62
Key management personnel and close members of their families		8		8

The Company had the following amounts due to related parties as of the following dates:

	As of
	September 30, 2026		March 31, 2026
Zenfold Sustainable Technology Private Limited	Rs.	23	Rs.	12
Indus Projects Private Limited		21		19
Green Park Hospitality Services Private Limited		8		-*
DRES Energy Private Limited		-		16
Stamlo Industries Limited		-*		-
Green Park Hotels and Resorts Limited		2		-*

* Rounded to the nearest million.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

22.    Related parties (continued)

The following table describes the components of compensation paid or payable to key management personnel for the services rendered during the applicable period:

	For the six months ended September 30,				For the three months ended September 30,
	2026		2025		2026		2025
Salaries and other benefits	Rs.	504	Rs.	432	Rs.	229	Rs.	218
Contributions to defined contribution plans		20		25		10		16
Commission to directors		143		187		37		81
Share-based payments expense		90		90		46		45
	Rs.	757	Rs.	734	Rs.	322	Rs.	360

Some of the key management personnel of the Company are also covered under the Company’s Gratuity Plan along with the other employees of the Company. Proportionate amounts of gratuity accrued under the Company’s Gratuity Plan have not been separately computed or included in the above disclosure.

23.    Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments as of September 30, 2026 and March 31, 2026 were as follows:

		As of September 30, 2026				As of March 31, 2026
	Category	Total carrying value		Total fair value		Total carrying value		Total fair value
Assets:
Cash and cash equivalents	Amortized cost	Rs.	13,294	Rs.	13,294	Rs.	15,368	Rs.	15,368
Other investments	Refer to Note 5		73,376		73,376		83,141		83,141
Trade and other receivables	Amortized cost		101,399		101,399		101,219		101,219
Derivative financial assets	FVTPL		287		287		155		155
Other assets(1)	Amortized cost		4,952		4,952		7,267		7,267
Total		Rs.	193,308	Rs.	193,308	Rs.	207,150	Rs.	207,150
Liabilities:
Trade and other payables	Amortized cost	Rs.	36,082	Rs.	36,082	Rs.	33,411	Rs.	33,411
Derivative financial liabilities	FVTPL		5,321		5,321		6,898		6,898
Long-term borrowings	Amortized cost		14,027		14,027		18,206		18,206
Short-term borrowings	Amortized cost		58,260		58,260		59,135		59,135
Other liabilities and provisions(2)	See below discussion in this Note 23		37,008		37,008		44,012		44,012
Total		Rs.	150,698	Rs.	150,698	Rs.	161,662	Rs.	161,662

(1)    Other assets that are not financial assets (such as receivables from statutory authorities, government incentives receivable, prepaid expenses, advances paid and certain other receivables) of Rs.34,564 and Rs.30,215 as of September 30, 2026 and March 31, 2026, respectively, are not included.

(2)    Other liabilities and provisions that are not financial liabilities (such as statutory dues payable, deferred revenue, advances from customers and certain other accruals) of Rs.15,421 and Rs.17,239 as of September 30, 2026 and March 31, 2026, respectively, are not included.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

23.    Financial instruments (continued)

Other liabilities and provisions includes amounts measured at amortized cost of Rs. 37,011 and Rs.43,792 as of September 30, 2026 and March 31, 2026, respectively, and contingent consideration measured at FVTPL of Rs. 0 and Rs.220 as of September 30, 2026 and March 31, 2026, respectively.

For trade receivables, trade payables, other assets and other liabilities maturing within one year from the reporting date, the carrying amounts approximate fair value due to the short maturity of these instruments.

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of September 30, 2026:

Particulars	Level 1		Level 2		Level 3		Total
FVTPL - Financial asset - Investments in units of mutual funds	Rs.	28,397	Rs.	-	Rs.	-	Rs.	28,397
FVTPL - Financial asset - Investment in limited liability partnership firms(2)		-		-		1,540		1,540
FVTPL - Financial asset - Investments in equity securities		1,091		-		-		1,091
FVTPL – Financial asset – Investments in others		-		-		537		537
FVTOCI - Financial asset - Investments in equity securities		1		-		1		2
Derivative financial instruments – net (loss) on outstanding foreign exchange forward, option, swap contracts and interest rate swap contracts(1)		-		(5,034)		-		(5,034)

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2026:

Particulars	Level 1		Level 2		Level 3		Total
FVTPL - Financial asset - Investments in units of mutual funds	Rs.	35,912	Rs.	-	Rs.	-	Rs.	35,912
FVTPL - Financial asset - Investment in limited liability partnership firm(2)		-		-		1,449		1,449
FVTPL - Financial asset - Investments in equity securities		816		-		-		816
FVTPL – Financial asset - Investments in others		-		-		472		472
FVTOCI - Financial asset - Investments in equity securities		14		-		1		15
Derivative financial instruments - net loss on outstanding foreign exchange forward, option, swap contracts and interest rate swap contracts(1)		-		(6,743)		-		(6,743)
FVTPL – Financial liability - Contingent consideration(3)		-		-		(220)		(220)

(1)     The Company enters into derivative financial instruments with various counterparties, principally financial institutions and banks. Derivatives are valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward option and swap contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black-Scholes-Merton models (for option valuation), using present value calculations. The models incorporate various inputs including foreign exchange forward rates, interest rate curves and forward rate curves.

(2)     Fair value of these instruments is determined based on an independent valuation report, which considers the net asset value method.

(3)     Represents contingent consideration paid during the six months ended September 30, 2026 pursuant to acquisition of select divisions of branded generics business from Wockhardt Limited during the year ended March 31, 2021.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

23.    Financial instruments (continued)

As of September 30, 2026 and March 31, 2026, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Hedges of foreign currency exchange rate risks

The Company is exposed to exchange rate risk which arises from its foreign exchange revenues and expenses (primarily in U.S. dollars, U.K. pounds sterling, Russian roubles, Brazilian reals, Swiss francs, Euros, and Mexican pesos, and foreign currency debt (in Mexican pesos, U.S. dollars and Brazilian reals).

The Company uses foreign exchange forward contracts, option contracts and swap contracts (derivative financial instruments) to mitigate its risk of changes in foreign currency exchange rates. The Company also uses non-derivative financial instruments such as borrowings as part of its foreign currency exposure risk mitigation strategy.

Hedges of changes in the interest rates

Consistent with its risk management policy, the Company uses interest rate swaps (including cross currency interest rate swaps) to mitigate the risk of changes in interest rates. The Company does not use them for trading or speculative purposes. The Company does not have any long term borrowings.

Details of gain/(loss) recognized in respect of derivative contracts

The following table presents details in respect of the gain/(loss) recognized in respect of derivative contracts to hedge highly probable forecast transactions during the applicable period ended:

	For the six months ended September 30,				For the three months ended September 30,
	2026		2025		2026		2025
Net (loss)/gain recognized in finance costs in respect of foreign exchange derivative contracts	Rs.	(40)	Rs.	(53)	Rs.	(19)	Rs.	(35)
Net gain/(loss) recognized in OCI in respect of hedges of highly probable forecast transactions.		1,115		(939)		(209)		(1,068)
Net (loss)/gain reclassified from OCI and recognized as component of revenue upon occurrence of forecasted transaction		(788)		(921)		(60)		(555)

The net carrying amount of the Company’s “hedging reserve” as a component of equity before adjusting for tax impact was a loss of Rs.441 as of September 30, 2026, as compared to a loss of Rs.1,555 as of March 31, 2026.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

24.    Contingencies

The Company is involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings (collectively, “Legal Proceedings”), including patent and commercial matters that arise from time to time in the ordinary course of business. Most of the claims involve complex issues. Often, these issues are subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss is often difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. This is due to a number of factors, including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. In these cases, the Company, based on internal and external legal advice, assesses the need to make a provision or discloses information with respect to the nature and facts of the case.

The Company also believes that disclosure of the amount sought by plaintiffs, if that is known, would not be meaningful with respect to those legal proceedings.

Although there can be no assurance regarding the outcome of any of the Legal Proceedings referred to in this Note, the Company does not expect them to have a materially adverse effect on its financial position, results of operations or cash flows, as it believes that the likelihood of loss in excess of amounts accrued (if any) is not probable. However, if one or more of such Legal Proceedings were to result in judgments against the Company, such judgments could be material to its results of operations or cash flows in a given period.

Note 31 to the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended March 31, 2026 contains a summary of significant Legal Proceedings. The following is a summary, as of the date of the authorization of the interim financial statements (i.e., October 23, 2026), of significant developments in those proceedings as well as any new significant proceedings commenced since the date such Annual Report on Form 20-F was filed.

Fuel Surcharge Adjustments

The Andhra Pradesh Electricity Regulatory Commission (the “APERC”) passed various orders approving the levy of Fuel Surcharge Adjustment (“FSA”) charges for the period from April 1, 2008 to March 31, 2013 by power distribution companies upon all the consumers of electricity in the then existing undivided state of Andhra Pradesh, India, which is where the Company’s headquarters and principal manufacturing facilities are located. Separate writ petitions filed by the Company for various periods, challenging and questioning the validity and legality of this levy of FSA charges by the APERC, are pending before the High Court of Andhra Pradesh and the Supreme Court of India.

The total amount approved by APERC for collection by the power distribution companies from the Company in respect of FSA charges for the period from April 1, 2008 to March 31, 2013 is Rs.482. After taking into account all of the available information and legal provisions, the Company has recorded Rs.219 as the potential liability towards FSA charges.

However, the Company has paid, under protest, an amount of Rs.354 as demanded by the power distribution companies as part of monthly electricity bills. The Company remains exposed to additional financial liability should the orders passed by the APERC be upheld by the Courts.

During the three months ended June 30, 2016, the Supreme Court of India dismissed the Special Leave Petition filed by the Company in this regard for the period from April 1, 2012 to March 31, 2013. As a result, for the quarter ended June 30, 2016, the Company recognized an expenditure of Rs.55 (by de-recognizing the payments under protest) representing the FSA charges for the period from April 1, 2012 to March 31, 2013.

The Hon’ble High Court of Telangana through its Order dated August 3, 2026 dismissed the Writ Petition with a direction that FSA for the first quarter of the fiscal year ended March 31, 2011 shall not be enforced on any of the consumers of the four power distribution companies, until disposal of the special leave petitions pending before the Supreme Court and, for the rest of the quarters of the fiscal years ended March 31, 2011 and 2012,  the power distribution companies are free to collect the FSA, if not already collected.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

24. Contingencies (continued)

United States Antitrust Multi-District Litigations

Since November 2016, the Generic Drug Price Fixing Antitrust Multi-District Litigation, MDL 2724 (the “MDL 2724”) has been pending in the United States District Court in Philadelphia, Pennsylvania. A multi-district litigation or MDL is a U.S. legal proceeding in which all cases relating to the same subject and claims filed anywhere in the United States are sent and consolidated into one legal proceeding in a single U.S. court for purposes of all pretrial activities, such as discovery (including document production and depositions), motions and other legal proceedings. These legal proceedings are administered on a joint or consolidated basis up until trial and then, when all pretrial proceedings have been concluded, cases are sent back to the courts where they were originally filed (if not originally filed in the MDL District) for trial purposes.

All cases filed in the MDL 2724 encompass claims that certain generic drug manufacturers/sellers in the United States (and certain named individual defendants) engaged in a conspiracy, beginning approximately in the year 2009, to agree on the prices at which each generic drug would be sold, and also on the market shares and customers that each manufacturer would have for a generic drug. They include alleged violations of federal antitrust laws and of state consumer protection and antitrust laws of numerous jurisdictions, as well as claims of unjust enrichment.

As of the date of this report, there are approximately 250 plaintiffs having filed a total of 206 cases. The claims in all the cases encompass a total of 404 generic drugs sold during a period beginning approximately in the year 2009. The Company (through its U.S. subsidiary, Dr. Reddy’s Laboratories, Inc.) is named specifically as a defendant with respect to 23 generic drugs that it sold during this period of time.

In addition, even though each defendant (including the Company) did not sell all the drugs encompassed by the claims, the plaintiffs assert that there was an “overarching conspiracy” among the generic manufacturers which encompassed an agreement  and understanding throughout the industry that generic manufacturers would cooperate with each other on prices, customers and market shares on all generic drugs sold in the United States, and that each manufacturer would cooperate on the “fair share” conspiracy whenever it entered or sold a drug in a specific generic drug market. As a result of this alleged “overarching conspiracy” claim, the plaintiffs claim that each defendant (including the Company) is liable for not only the damages suffered with respect to the specific drugs that a defendant sold, but is also liable for all of the damages with respect to all of the drugs alleged in a case whether a manufacturer defendant sold that drug or not.

The plaintiffs seek “treble” damages (i.e., three times the actual damages sustained) of the claimed anticompetitive “overcharge” during the period 2009-2020 on the drugs at issue allegedly caused by the alleged conspiracies plus injunctive relief, and attorney’s fees and costs in the litigation. The plaintiffs also allege claims for disgorgement of alleged unjust enrichment of profits earned by each defendant, including the Company, and punitive damages as a result of the alleged violations. The plaintiffs in the cases fall into the following categories:

•         The Attorneys General of 49 U.S. States, the District of Columbia and the U.S. territories of Puerto Rico, Virgin Islands and Guam, which all allege that they were injured by the price fixing, customer allocation and bid rigging conspiracy in their general economies and that there were injuries suffered by consumers in their jurisdictions, seeking the disgorgement of improper profits on the generic drugs, and damages suffered by governmental agencies (such as government hospitals, agencies and prisons) that purchased generic drugs, encompassing a total of 129 generic drugs. The Company is named as to seven drugs. In addition, each of the plaintiffs seek to enforce their own state antitrust laws, which enable them to impose fines on a defendant in addition to seeking treble damages and disgorgement of alleged unjust enrichment from each defendant;

•         Class actions on behalf of all companies that directly purchased generic drugs from one or more of the defendants during a period beginning approximately in the year 2009 (the “Direct Purchaser Plaintiff” Class or “DPP” Class). This class action consists of all wholesaler/distributors, group purchasing organizations, and large pharmacies and retailers who purchased directly from one or more defendants. These claims encompass 148 drugs, of which the Company sold 11 drugs;

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

24. Contingencies (continued)

United States Antitrust Multi-District Litigations (continued)

•         Class actions on behalf of all companies that indirectly purchased generic drug and resold them during a period beginning approximately in the year 2009 (the “Indirect Reseller Plaintiff” Class or “IRP” Class). This class consists of all pharmacies and retailers that purchased generic drugs from a wholesaler/distributor and resold the drugs. These claims encompass 179 generic drugs, of which the Company sold 20 drugs;

•         Class actions on behalf of all companies and consumers that were end payers for the purchase of generic drugs by consumers (the “End Payer Plaintiff Class” or “EPP” Class). This class consists of all health care plans, insurance companies and union welfare funds that paid for generic drugs purchased by their members (consumers). These claims encompass 152 generic drugs, of which the Company sold 12 drugs; and

•         Approximately 200 individual companies (which have opted out of the class actions), consisting of pharmacy retailers, health insurers, self-insured health plan employers, hospitals, counties and other local governmental agencies, (the “Direct Action Plaintiffs” or “DAPs”) have individually filed complaints and alleged claims. These claims encompass a total of more than 400 drugs, of which the Company sold 23 drugs.

All complaints in the MDL 2724 are being simultaneously litigated together, on a consolidated basis, for all discovery and pre-trial purposes, except the Attorneys General Cases which were remanded back to the District of Connecticut and will no longer be included in the MDL 2724 in the Eastern District of Pennsylvania. Discovery is still proceeding. The first three cases that have been designated for the first trials in the MDL 2724 (the so-called “bellwether” cases) do not involve the Company’s U.S. subsidiary as a defendant. These bellwether cases encompass claims by the DPPs and EPPs as to two specific drugs that were not sold by the Company’s U.S. subsidiary and claims by the Attorney Generals as to approximately 80 topical drugs and creams that were not sold by the Company’s U.S. subsidiary. The trials in these bellwether cases are anticipated to occur in 2027.

A second round of six bellwether cases have been selected which are expected to be tried in late 2026, 2027, or 2028. They include: (i) three cases encompassing a single drug that does not involve the Company’s U.S. subsidiary as a defendant; (ii) a case by the Attorneys General encompassing 15 drugs in which the Company’s U.S. subsidiary is named as to two drugs (meprobamate and zoledronic acid) which will likely be scheduled for trial for late 2027 or 2028; (iii) a case brought by Humana, Inc., encompassing 15 drugs in which the Company’s U.S. subsidiary is named as to one drug (divalproex), which was settled in August 2026 without any admission of liability or wrongdoing, and the settlement amount has been recognized in these interim financial statements; and (iv) a case brought by CVS Pharmacy, Inc., for which the specific drugs and defendants to be included has not yet been determined by the Court, but which may include the Company’s U.S. subsidiary, and which is scheduled for trial in late 2028. In all of the cases, the plaintiffs seek joint and several liability for the claimed damages (including claimed treble damages) and state civil penalties encompassing the drugs that the Company’s U.S. subsidiary sold, plus joint and several liability for the claimed damages (including claimed treble damages) and state civil penalties suffered on all of the drugs in the cases based on the allegation of participation in an industry-wide “overarching conspiracy.”

In addition to the cases filed in the MDL 2724, approximately 150 companies (consisting primarily of health insurers, and health plans) have filed three praecipe of actions in the Pennsylvania Court of Common Pleas in Philadelphia, Pennsylvania, against 52 generic drug companies, including the Company’s U.S. subsidiary, giving notice of potential, unspecified antitrust claims against the named defendants. These praecipes of actions have been stayed pending the developments and potential completion of the cases in the MDL 2724.

The Company believes that all of the aforesaid complaints and asserted claims are without merit and it denies any wrongdoing and intends to vigorously defend itself against the allegations. Any liability that may arise on account of these claims is unascertainable at this time. Accordingly, no provision was made in these interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

24.    Contingencies (continued)

Revlimid® Antitrust Litigation

In 2023 and 2024, three lawsuits were filed against Dr. Reddy’s Laboratories, Inc. (“DRL Inc.”) and/or Dr. Reddy’s Laboratories Ltd. (“DRL Ltd.” and together with DRL Inc., “DRL”), and three additional groups of plaintiffs sought to add DRL to their pending actions and/or through additional lawsuits, in federal court in New Jersey concerning the drug product Revlimid® and generic equivalents. Litigation has been pending in that court since at least 2019 by various plaintiffs asserting antitrust claims and similar claims against Celgene Corporation (“Celgene”) and Bristol-Myers Squibb Company (“BMS”) related to Revlimid®, In re Revlimid & Thalomid Purchaser Antitrust Litigation, C.A. No. 19-cv-07532 (D.N.J.) (“In re Revlimid action”). Starting in 2022, certain plaintiffs also filed lawsuits in this litigation against Teva Pharmaceuticals USA Inc. (“Teva”) and Natco Pharma Limited (“Natco”) as well. Then, in 2023, plaintiffs Mayo Clinic and LifePoint Corporate Services, General Partnership filed a complaint against DRL Inc. as well as defendants Celgene, BMS, Natco, and Teva (C.A. No. 23-cv-22321 (D.N.J.)). In a second lawsuit in 2023 (C.A. No. 23-cv-22117 (D.N.J.)), plaintiff Intermountain Health, Inc. filed a complaint against DRL Inc. and the same group of defendants Celgene, BMS, Natco, and Teva (Mayo Clinic, LifePoint Corporate Services, General Partnership, and Intermountain Health, Inc., together, the “Hospital Plaintiffs”). The Hospital Plaintiffs have subsequently added DRL Ltd. as a defendant to their lawsuits. In a third lawsuit, filed in 2024 (C.A. No. 24-cv-00379 (D.N.J.)), plaintiffs Walgreen Co., Kroger Specialty Pharmacy, Inc., and CVS Pharmacy Inc. (together, the “Retailer Plaintiffs”), who previously had sued Celgene, BMS, Natco, and Teva, filed an additional complaint against DRL Inc. and DRL Ltd. The Hospital Plaintiffs’ and Retailer Plaintiffs’ actions against DRL have been consolidated with the In re Revlimid action. Subsequently, through amended complaints, three additional groups of plaintiffs have sought to add DRL as a defendant in their already pending lawsuits previously consolidated into the In re Revlimid action. The first such plaintiff is United Healthcare Services, Inc. (“United”) (C.A. No. 20-cv-18531 (D.N.J.)).

The second such group of plaintiffs is composed of Cigna Corp., Humana Inc., Blue Cross Blue Shield Association, Health Care Service Corporation, Blue Cross and Blue Shield of Florida, Inc., and Molina Healthcare, Inc. (C.A. Nos. 19-cv-07532 (D.N.J.), 21-cv-11686 (D.N.J.), 21-cv-10187 (D.N.J.), 21-cv-06668 (D.N.J.), and 22-cv-04561(D.N.J.)) (together, the “Insurer Plaintiffs”). The third such group of plaintiffs is composed of Jacksonville Police Officers and Fire Fighters Health Insurance Trust, Carpenters and Joiners Welfare Fund, Teamsters Local 237 Welfare Fund and Teamsters Local 237 Retirees’ Benefit Fund, and Teamsters Western Region and New Jersey Health Care Fund, who bring their claims on behalf of a purported class of end-payors of Revlimid® and generic equivalents (C.A. No. 22-cv-06694 (D.N.J.)) (the “EPP Plaintiffs”).

The allegations brought by the Hospital Plaintiffs, the Retailer Plaintiffs, United, the Insurer Plaintiffs, and the EPP Plaintiffs (collectively, “Plaintiffs”) against DRL in these cases are similar: they allege that the patent settlement agreement among DRL, Celgene and BMS concerning Revlimid® violated federal and state antitrust laws and state consumer protection laws by improperly delaying generic entry of Revlimid® through 2022 and then limiting generic competition of Revlimid® through 2026. The Plaintiffs’ claims against DRL are also substantially similar to the claims these plaintiffs have brought against defendants Celgene, BMS, Natco, and Teva.

Each of these lawsuits naming DRL as a defendant have been consolidated with the ongoing In re Revlimid action. On June 6, 2024, the court issued an order on the pending motions to dismiss filed by other defendants, in which the court dismissed all claims at issue in that motion, including claims challenging the patent settlement agreements. The order allowed plaintiffs to file amended complaints. On August 5, 2024, all Plaintiffs filed amended complaints, including the amended complaints filed by United, Insurer Plaintiffs, and EPP Plaintiffs, described above, which sought to add DRL as a defendant in those actions for the first time. On October 7, 2024, DRL and all other defendants to the In re Revlimid action filed motions to dismiss each of Plaintiffs’ lawsuits in their entirety. On September 29, 2026, the Court issued a partial ruling on the motions to dismiss.  The Court denied the motions as they relate to the settlement agreement between Celgene and Natco.  The Court’s ruling did not address the claims against any other defendants, including the Company, but the Court did indicate that the remaining arguments in the motions would be addressed at a future date.  For now, discovery remains stayed.

On December 16, 2024, several of the Insurer Plaintiffs also filed substantially similar complaints to those already pending in the In re Revlimid action against DRL, Natco, Teva, and AbbVie Inc. (C.A. Nos. 24-cv-11168 (D.N.J.); 24-cv-11169 (D.N.J.); 24-cv-11176 (D.N.J.); 24-cv-1121 (D.N.J.); 24-cv-11230 (D.N.J.)) (the “Standalone Actions”). On January 13, 2025, DRL and all other defendants to the Standalone Actions filed a letter requesting the court that they be allowed to brief a motion to dismiss the Standalone Actions, including for substantially the same reasons already briefed in the motion to dismiss the claims raised in the In re Revlimid action.

On May 5, 2025, the cases were reassigned from Judge Esther Salas to Judge Michael Farbiarz, also of the District of New Jersey.  A trial date has not been set.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

24. Contingencies (continued)

The Company intends to vigorously defend its positions. Any liability that may arise on account of this litigation is unascertainable. Accordingly, no provision has been made in these consolidated financial statements of the Company

Indirect taxes related matters

Field tax audit:

During the year ended March 31, 2026, based on a final order received from the Federal Tax Service authority in respect of one of its foreign subsidiaries, the Company had recorded a VAT provision of Rs. 1,836 (including provision of Rs.1,141 recorded during the three months ended March 31, 2026) under “Selling, general and administrative expenses” including applicable interest and penalties and covering the periods both under audit as well as subsequent period up to March 31, 2026.

The Company believes that the likelihood of any further liability that may arise on account of this field tax audit is not probable. This transaction pertains to the Company’s Global Generics segment.

Goods and Services Tax matters:

a.        In January 2020, the Commissioner of Goods and Services Tax, India issued notices alleging that the Company has improperly claimed an input tax credit of Rs.307. The Company then received an order from the Additional Commissioner of Goods and Services Tax in favor of the Company’s right to claim such input tax credit. Subsequently the tax authorities filed an appeal against the favorable order with the Commissioner of Goods and Services Tax (Appeals). The Commissioner of Goods and Service Tax (Appeals) passed an order rejecting the Company’s right to claim such input tax credit. The Company filed an appeal against such order before the Hon’ble High Court of Telangana.

Pursuant to the constitution of the Goods and Services Tax Appellate Tribunal (“GSTAT”), which is the designated appellate authority under the GST law, the Company has withdrawn the appeal pending before the Hon’ble High Court of Telangana and has filed an appeal before GSTAT.

The Company believes that it has correctly distributed and claimed the input tax credit within the provisions of applicable laws and hence no additional liability will accrue in this regard.

b.       In February 2022, the Company paid under protest an amount of Rs.123 towards a GST reverse charge. In January 2025, the Additional Commissioner of GST passed an order confirming the demand as per the show-cause notice dated July 5, 2024. Aggrieved by the order, the Company filed an appeal before the first appellate authority. The appellate authority passed an order on February 27, 2026 sustaining the demand confirmed by the Additional Commissioner of GST.

The Company has filed the appeal in this regard before the GSTAT and believes the demand in such order is not enforceable and the likelihood of any liability is not probable.

Additionally, the Company is in receipt of various demand notices from the Indian Sales and Service Tax authorities. The total disputed amount is Rs.451. The Company has responded to such demand notices and believes that the chances of any liability arising from such notices are not probable. Accordingly, no provision is made in these interim financial statements as of September 30, 2026.

Others

Additionally, the Company is involved in other disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. Except as discussed above, the Company does not believe that there are any such contingent liabilities that are expected to have any material adverse effect on its interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

25.  Geopolitical Conflicts

The Company considered the uncertainties relating to ongoing geopolitical instability and armed conflicts and hostilities (including in Russia and Ukraine and the Middle East) in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. The outcome of these conflicts is difficult to predict, and any of them could have an adverse impact on the macroeconomic environment. Management has considered all potential impacts of these conflicts, including adherence to global sanctions and other restrictive measures against Russia and any retaliatory actions taken by Russia as well as disruptions in global trade routes and transportation infrastructure arising from ongoing conflicts in the Middle East. For this purpose, the Company considered internal and external sources of information up to the date of authorization of these interim financial statements (i.e., October 23, 2026).

Based on its judgments, estimates and assumptions expects to fully recover the carrying amount of receivables, inventory, goodwill, intangible assets, investments and other assets. Accordingly, during the three months ended September 30, 2026, the impact of such instability, conflicts and disruptions on the Company’s operations and financial condition was not material. The Company will continue to closely monitor any material changes to future geopolitical and economic conditions.

26.    Regulatory Inspection of facilities

Tabulated below are the details of the U.S. FDA inspections of facilities of the Company which were carried out or remained open, up to the date of authorization of these interim financial statements (i.e., October 23, 2026)Click or tap here to enter text.:

Month/Year	Unit	Details of observations
June 2026	Biologics, Hyderabad, India

Seven observations were noted in the inspection conducted by the U.S. FDA between June 16-25, 2026, to which the Company has responded within the stipulated timelines.

This is in continuation of the earlier inspections conducted by the U.S.FDA in October 2023 and September 2025.

September 2025	API Mirfield, Yorkshire, UK

Seven observations were noted in the U.S. FDA inspection conducted from September 1-5, 2025. The Company has responded to all related communications within the stipulated timelines. The Company received an Establishment Inspection Report (“EIR”), from the U.S. FDA on August 17, 2026 and the facility was classified as Voluntary Action Indicated.

July 2026	FTO SEZ Process Unit 2, Srikakulam, Andhra Pradesh, India	Three observations were noted in the U.S. FDA inspection conducted from July 20-29, 2026, to which the Company has responded within the stipulated timelines.
August 2026	FTO 3, Bachupally, Telangana, India	Four observations were noted in the U.S. FDA inspection conducted from August 6-14, 2026, to which the Company has responded within the stipulated timelines.
September 2026	API Cuernavaca Plant, Mexico	Two observations were noted in the records assessment conducted by the U.S. FDA from July 17 to September 8, 2026, to which the Company has responded within the stipulated timelines.
October 2026	Sterile FTO 11, Pydibhimavaram, Andhra Pradesh, India	Two observations were noted in the Pre-Approval Inspection (“PAI”) conducted by the U.S. FDA from October 5-7, 2026, to which the Company shall respond within the stipulated timelines.
October 2026	Sterile FTO 9, Visakhapatnam, Andhra Pradesh, India	Three observations were noted in the PAI conducted by the U.S. FDA from October 8-9, 2026, to which the Company shall respond within the stipulated timelines.

27.    Subsequent events

Please refer to Notes 24 and 26 of these interim financial statements for the details of subsequent events relating to contingencies and regulatory inspections of facilities, respectively.

ITEM 2. OPERATING AND FINANCIAL REVIEW, TREND INFORMATION

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements, the related notes and the “Operating and Financial Review and Prospects” section included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2026, and the interim financial statements included in our reports on Form 6-K for the three months ended June 30, 2026, all of which are on file with the SEC, as well as the unaudited condensed consolidated interim financial statements and related notes contained in this report on Form 6-K.

This discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend”, “will” and “expect” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in our Annual Report on Form 20-F. Readers are cautioned not to place reliance on these forward-looking statements which reflect management’s analysis and assumptions only as of the date hereof. We undertake no obligation to publicly update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise.

Three months ended September 30, 2026 compared to the three months ended September 30, 2025

The following table sets forth, for the periods indicated, financial data along with respective percentages to total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

Revenues

	For the three months ended September 30,
	2026			2025
	Rs. in		% of	Rs. in		% of	Increase/
	millions		Revenues	millions		Revenues	(Decrease)
Revenues	Rs.	86,708	100.0%	Rs.	88,051	100.0%	(2)%
Gross profit		45,204	52.1%		48,140	54.7%	(6)%
Selling, general and administrative expenses		28,075	32.4%		26,436	30.0%	6%
Research and development expenses		5,235	6.0%		6,202	7.0%	(16)%
Impairment of non-current assets		123	0.1%		662	0.8%	(81)%
Other income, net		(912)	(1.1)%		(2,673)	(3.0)%	(66)%
Results from operating activities		12,683	14.6%		17,513	19.9%	(28)%
Finance income, net		(329)	(0.4)%		774	0.9%	(143)%
Share of profit of equity accounted investees, net of tax		(77)	(0.1)%		63	0.1%	(222)%
Profit before tax		12,277	14.2%		18,350	20.8%	(33)%
Tax expense, net		3,143	3.6%		4,082	4.6%	(23)%
Profit for the period	Rs.	9,134	10.5%	Rs.	14,268	16.2%	(36)%

Attributable to:
Equity holders of the parent company		9,250	10.7%		14,372	16.3%	(36)%
Non-controlling interests		(116)	(0.1)%		(104)	(0.1)%	12%

Our overall consolidated revenues were Rs.86,708 million for the three months ended September 30, 2026, a decrease of 2% as compared to Rs.88,051 million for the three months ended September 30, 2025.

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	For the three months ended September 30,
	2026			2025
	Rs. in millions		Revenues % of Total	Rs. in millions		Revenues % of Total	Increase/ (Decrease)
Global Generics	Rs.	77,927	90.0%	Rs.	78,498	89.0%	(1)%
Pharmaceutical Services and Active Ingredients (“PSAI”)		8,310	9.5%		9,450	10.9%	(12)%
Others		471	0.5%		103	0.1%	357%
Total	Rs.	86,708	100.0%	Rs.	88,051	100.0%	(2)%

Segment Analysis

Global Generics

Revenues from our Global Generics segment were Rs.77,927 million for the three months ended September 30, 2026, a decrease of 1% as compared to Rs.78,498 million for the three months ended September 30, 2025. The decrease was primarily on account of a decline in revenues from North America (the United States and Canada), which was partially offset by an increase in three of four business geographies of this segment: “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, including Brazil, South Africa, Colombia, Vietnam and China), India and Europe (which also includes the global portfolio outside of the United States of consumer brands in the Nicotine Replacement Therapy category acquired from Haleon UK (the “NRT business”).

Excluding the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the decrease was primarily attributable to the following factors:

•         a decrease of approximately 12% resulting from the net impact of changes in sales prices of certain of our existing products in this segment;

•         a decrease of approximately 6% resulting from the net impact of changes in sales volumes of certain of our existing products in this segment; and

the foregoing was largely offset by

•         an increase of approximately 10% resulting from additional revenues from new products launched between October 1, 2025 and September 30, 2026; and

•         an increase of approximately 1% resulting from additional revenues from acquisitions between October 1, 2025 and September 30, 2026.

North America (the United States and Canada): Our Global Generics segment’s revenues from North America were Rs.24,890 million for the three months ended September 30, 2026, a decrease of 23% as compared to Rs.32,408 million for the three months ended September 30, 2025. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues decreased by 29% in the three months ended September 30, 2026 as compared to the three months ended September 30, 2025, primarily on account of a net decrease in sales prices and volumes of certain existing products.

During the three months ended September 30, 2026, we launched six new products in North America, all of which were launched in the United States.

During the three months ended September 30, 2026, five new ANDAs and no new NDAs were filed with the U.S. FDA. As of September 30, 2026, we had 80 filings pending approval with the U.S. FDA, which includes 77 ANDAs and 3 NDAs filed under section 505(b)(2). Out of these 77 ANDA filings, 46 are Paragraph IV filings and we believe we are the first to file with respect to 27 of these filings.

Europe: Our Global Generics segment’s revenues from Europe were primarily derived from Germany, the United Kingdom, Spain, France, and Italy as well as the NRT business. Such revenues from Europe were Rs.13,935 million for the three months ended September 30, 2026, an increase of 1% as compared to Rs.13,761 million for the three months ended September 30, 2025. Excluding the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the revenues from Europe for the three months ended September 30, 2026 decreased as compared to the revenues for the three months ended September 30, 2025. The decrease is primarily on account of a net decrease in sales prices of certain of our existing products. During the three months ended September 30, 2026, we launched six new generic products in Europe.

India: Our Global Generics segment’s revenues from India for the three months ended September 30, 2026 were Rs. 18,508 million, an increase of 17% as compared to Rs.15,780 million for the three months ended September 30, 2025. This increase was largely attributable to increases in sales prices and volumes of certain of our existing products and additional revenues from new products launched and acquisitions between October 1, 2025 and September 30, 2026. During the three months ended September 30, 2026, we launched four new brands in India.

According to IQVIA, in its report for the three months ended September 30, 2026, our secondary sales in India grew by 21.0% during such period, as compared to the India pharmaceutical market’s growth of 14.7%.

Emerging Markets: Our Global Generics segment’s revenues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania, and certain other countries from our “Rest of the World” markets, including Brazil, South Africa, Colombia, Vietnam and China) for the three months ended September 30, 2026 were Rs. 20,595 million, an increase of 24% as compared to Rs.16,548 million for the three months ended September 30, 2025. Excluding the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was primarily attributable to additional revenues from new products launched between October 1, 2025 and September 30, 2026. During the three months ended September 30, 2026, we launched 27 new products across geographies in Emerging Markets.

Russia: Our Global Generics segment’s revenues from Russia for the three months ended September 30, 2026 were Rs.10,084 million, an increase of 15% as compared to Rs.8,747 million for the three months ended September 30, 2025. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues increased by 3%. The increase in revenues was primarily on account of a net increase in sales prices of certain of our existing products and additional revenues from acquisitions between October 1, 2025 and September 30, 2026, partially offset by a net decrease in sales prices of certain of our existing products. Our over-the-counter (“OTC”) division’s revenues from Russia for the three months ended September 30, 2026 were 53% of our total revenues from Russia.

According to IQVIA, as per its report for the three months ended August 31, 2026, our sales value (in Russian roubles) growth and volume growth from Russia, as compared to the Russian pharmaceutical market sales value (in Russian roubles) growth and volume growth was as follows:

	Three Months Ended August 31, 2026
	Dr. Reddy's Laboratories Ltd.		Russian pharmaceutical market
	Sales value	Volume	Sales value	Volume
Prescription (Rx)	20.0%	1.8%	27.5%	8.0%
Over-the-counter (OTC)	18.5%	6.3%	13.5%	0.3%
Total (Rx + OTC)	19.3%	4.4%	21.3%	2.8%

Other countries of the former Soviet Union and Romania: Our Global Generics segment’s revenues from other countries of the former Soviet Union and Romania were Rs.2,640 million for the three months ended September 30, 2026, an increase of 13% as compared to Rs.2,342 million for the three months ended September 30, 2025. This increase was largely attributable to favorable currency exchange rate fluctuations.

“Rest of the World” Markets: We refer to all markets of this segment other than North America (the United States and Canada), Europe, Russia, and other countries of the former Soviet Union, Romania, and India as our “Rest of the World” markets. Our Global Generics segment’s revenues from our “Rest of the World” markets were Rs.7,871 million for the three months ended September 30, 2026, an increase of 44% as compared to Rs.5,460 million for the three months ended September 30, 2025. Excluding the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the increase was largely attributable to additional revenues from new products launched between October 1, 2025 and September 30, 2026.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues for the three months ended September 30, 2026 were Rs.8,310 million, a decrease of 12% as compared to Rs.9,450 million for the three months ended September 30, 2025. Excluding the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the revenues for the three months ended September 30, 2026 declined primarily on account of a net decrease in sales volumes of certain of our existing products.

During the three months ended September 30, 2026, two new U.S. Drug Master Files (“DMFs”) were filed.

Gross Profit

Our total gross profit was Rs.45,204 million for the three months ended September 30, 2026, representing 52.1% of our revenues for that period, as compared to Rs.48,140 million for the three months ended September 30, 2025, representing 54.7% of our revenues for that period.

The following table sets forth, for the period indicated, our gross profits by segment:

	For the three months ended September 30,
	2026			2025
	(Rs. in millions)
	Gross Profit		% of Segment Revenue	Gross Profit		% of Segment Revenue
Global Generics	Rs.	43,833	56.2%	Rs.	46,428	59.1%
PSAI		980	11.8%		1,700	18.0%
Others		391	83.0%		12	11.6%
Total	Rs.	45,204	52.1%	Rs.	48,140	54.7%

The gross profit margin from our Global Generics segment decreased to 56.2% of this segment’s revenues for the three months ended September 30, 2026, from 59.1% for the three months ended September 30, 2025. This decrease was primarily on account of price erosion in certain existing products and unfavorable changes in our product mix (i.e., a decrease in the proportion of profits from products with higher profit margins and an increase in the proportion from products with lower profit margins during the three months ended September 30, 2026).

The gross profit margin from our PSAI segment decreased to 11.8% of this segment’s revenues for the three months ended September 30, 2026, from 18.0% for the three months ended September 30, 2025. This decrease was primarily on account of higher manufacturing overheads.

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.28,075 million for the three months ended September 30, 2026, an increase of 6% as compared to Rs.26,436 million for the three months ended September 30, 2025. This increase was largely attributable to the following:

•         a 4% increase due to higher personnel costs, primarily on account of annual raises and new hires;

•         a 4% increase due to higher freight outwards expenses, primarily on account of an impact arising from geo-political disruptions;

the foregoing was partially offset by

•         a 2% decrease due to lower spending on sales and marketing, legal and professional and other costs.

As a proportion of our total revenues, our selling, general and administrative expenses increased to 32.4% for the three months ended September 30, 2026 from 30.0% for the three months ended September 30, 2025.

Research and development expenses

Our research and development expenses were Rs.5,235 million for the three months ended September 30, 2026, a decrease of 16% as compared to Rs.6,202 million for the three months ended September 30, 2025. This decrease was primarily on account of lower developmental expenditures on certain projects for our generics businesses.

As a proportion of our total revenues, our research and development expenses decreased to 6.0% for the three months ended September 30, 2026, as compared to 7.0% for the three months ended September 30, 2025.

Impairment of non-current assets

Our impairment of non-current assets was a charge of Rs.123 million for the three months ended September 30, 2026, as compared to Rs.662 million for the three months ended September 30, 2025.

Other income, net

Our net other income was Rs.912 million for the three months ended September 30, 2026, as compared to Rs.2,673 million for the three months ended September 30, 2025.

Finance income, net

Our net finance expense was Rs.329 million for the three months ended September 30, 2026, as compared to net finance income of Rs.774 million for the three months ended September 30, 2025. This decrease in net finance income was due to the following:

•         a decrease in fair value changes and profit on sale of units of mutual funds and other investments to Rs.128 million for the three months ended September 30, 2026, as compared to Rs.547 million for the three months ended September 30, 2025;

•         net foreign exchange loss of Rs.170 million for the three months ended September 30, 2026, as compared to net foreign exchange gain of Rs.222 million for the three months ended September 30, 2025; and

•         net interest expense of Rs.287 million for the three months ended September 30, 2026, as compared to net interest income of Rs.5 million for the three months ended September 30, 2025.

Profit before tax

As a result of the above, our profit before tax was Rs.12,277 million for the three months ended September 30, 2026, as compared to Rs.18,350 million for the three months ended September 30, 2025.

Tax expense

Our consolidated effective tax rate was 25.60% for the three months ended September 30, 2026, as compared to 22.2% for the three months ended September 30, 2025. (Refer to Note 18 of the interim financial statements in this report for further details).

Our tax expense was Rs.3,143 million for the three months ended September 30, 2026, as compared to Rs.4,082 million for the three months ended September 30, 2025.

Profit for the period

As a result of the above, our profit for the three months ended September 30, 2026 was Rs.9,134 million, representing 10.5% of our total revenues for such period, as compared to Rs.14,268 million for the three months ended September 30, 2025, representing 16.2% of our total revenues for such period.

Profit after tax attributable to the equity holders of the parent company was Rs.9,250 million for the three months ended September 30, 2026, representing 10.7% of our total revenues for such period, as compared to Rs.14,372 million for the three months ended September 30, 2025, representing 16.3% of our total revenues for such period.

Section B:

Six months ended September 30, 2026, compared to the six months ended September 30, 2025

The following table sets forth, for the periods indicated, financial data along with respective percentages to total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	For the six months ended September 30,
	2026			2025
	Rs. in		% of	Rs. in		% of	Increase/
	millions		Revenues	millions		Revenues	(Decrease)
Revenues	Rs.	167,413	100.0%	Rs.	173,503	100.0%	(4)%
Gross profit		82,744	49.4%		96,767	55.8%	(14)%
Selling, general and administrative expenses		56,895	34.0%		52,083	30.0%	9%
Research and development expenses		11,001	6.6%		12,446	7.2%	(12)%
Impairment of non-current assets		138	0.1%		662	0.4%	(79)%
Other income, net		(1,757)	(1.0)%		(3,412)	(2.0)%	(49)%
Results from operating activities		16,467	9.8%		34,988	20.2%	(53)%
Finance income, net		1,405	0.8%		2,344	1.4%	(40)%
Share of profit of equity accounted investees, net of tax		(69)	(0.0)%		65	0.0%	(206)%
Profit before tax		17,803	10.6%		37,397	21.6%	(52)%
Tax expense, net		4,321	2.6%		9,033	5.2%	(52)%
Profit for the period	Rs.	13,482	8.1%	Rs.	28,364	16.3%	(52)%

Attributable to:
Equity holders of the parent company		13,685	8.2%		28,549	16.5%	(52)%
Non-controlling interests		(203)	(0.1)%		(185)	(0.1)%	10%

Revenues

Our overall consolidated revenues were Rs.167,413 million for the six months ended September 30, 2026, a decrease of 4% as compared to Rs.173,503 million for the six months ended September 30, 2025.

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	For the six months ended September 30,
	2026			2025
	Rs. in millions		Revenues % of Total	Rs. in millions		Revenues % of Total	Increase/ (Decrease)
Global Generics	Rs.	149,920	89.6%	Rs.	154,118	89.0%	(3)%
Pharmaceutical Services and Active Ingredients (“PSAI”)		16,829	10.1%		17,631	10.0%	(5)%
Others		664	0.3%		1,754	1.0%	(62)%
Total	Rs.	167,413	100.0%	Rs.	173,503	100.0%	(4)%

Segment Analysis

Global Generics

Revenues from our Global Generics segment were Rs.149,920 million for the six months ended September 30, 2026, a decrease of 3% as compared to Rs.154,118 million for the six months ended September 30, 2025. The decrease was primarily on account of a decline in revenues from North America (the United States and Canada), which was partially offset by an increase in three of four business geographies of this segment: “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, including Brazil, South Africa, Colombia, Vietnam and China), India and Europe (which also includes the global portfolio outside of the United States of consumer brands in the Nicotine Replacement Therapy category acquired from Haleon UK (the “NRT business”).

Excluding the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the foregoing decrease in revenues of this segment was attributable to the following factors:

•         a decrease of approximately 14% resulting from the net impact of changes in sales prices of certain of our existing products in this segment; and

•         a decrease of approximately 7% resulting from the net impact of changes in sales volumes of certain of our existing products;

the foregoing was partially offset by

•         an increase of approximately 9% resulting from additional revenues from new products launched between July 1, 2025 and September 30, 2026; and

•         an increase of approximately 1% resulting from acquisitions between October 1, 2025 and September 30, 2026.

North America (the United States and Canada): Our Global Generics segment’s revenues from North America (the United States and Canada) were Rs.46,938 million for the six months ended September 30, 2026, a decrease of 29% as compared to Rs.66,531 million for the six months ended September 30, 2025. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues decreased by 35% in the six months ended September 30, 2026 as compared to the six months ended September 30, 2025. This decrease in revenues was largely attributable to a decrease in sales prices and volumes of certain of our existing products, partially offset by additional revenues from new products launched between July 1, 2025 and September 30, 2026.

During the six months ended September 30, 2026, we launched 12 new products in North America (the United States and Canada), of which nine were launched in the United States.

Europe: Our Global Generics segment’s revenues from Europe were Rs.28,375 million for the six months ended September 30, 2026, an increase of 7% as compared to Rs.26,505 million for the six months ended September 30, 2025. Excluding the impact of exchange rate fluctuations of the Indian rupee against the currencies in the markets in which we operate, the revenues from Europe for the six months ended September 30, 2026 decreased as compared to the revenues for the six months ended September 30, 2025. This decrease was largely attributable to the decrease in the sales prices of certain of our existing products.

During the six months ended September 30, 2026, we launched 30 new generic products in Europe.

India: Our Global Generics segment’s revenues from India were Rs.35,684 million for the six months ended September 30, 2026, an increase of 17% as compared to Rs.30,491 million for the six months ended September 30, 2025. This increase was largely attributable to increases in sales prices and volumes of certain of our existing products and additional revenues from new products launched and acquisitions between July 1, 2025 and September 30, 2026. During the six months ended September 30, 2026, we launched 11 new brands in India.

According to IQVIA in its Moving Annual Total report for the twelve months ended September 30, 2026, our secondary sales in India grew by 19.4% during such period, as compared to the India pharmaceutical market’s growth of 13.2%.

Emerging Markets: Our Global Generics segment’s revenues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries which we refer to as our “Rest of the World” markets, including Brazil, South Africa, Colombia, Vietnam and China) for the six months ended September 30, 2026 were Rs.38,923 million, an increase of 27% as compared to Rs.30,590 million for the six months ended September 30, 2025. Excluding the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was primarily attributable to additional revenues from new products launched between July 1, 2025 and September 30, 2026.

Russia: Our Global Generics segment’s revenues from Russia for the six months ended September 30, 2026 were  Rs.19,117 million, an increase of 21% as compared to Rs.15,828 million for the six months ended September 30, 2025. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues increased by 2%. The increase in revenues was primarily on account of a net increase in sales prices of certain of our existing products. Our OTC division’s revenues from Russia for the six months ended September 30, 2026 were 47% of our total revenues from Russia.

According to IQVIA, as per its report for the five months ended August 31, 2026, our sales value growth (in Russian roubles) and volume growth from Russia, as compared to the Russian pharmaceutical market, was as follows:

	For the five months ended August 31, 2026
	Dr. Reddy's Laboratories Ltd.		Russian pharmaceutical market
	Sales value	Volume	Sales value	Volume
Prescription (Rx)	14.7%	(1.8)%	24.7%	6.8%
Over-the-counter (OTC)	11.1%	1.2%	12.3%	0.5%
Total (Rx + OTC)	12.9%	(0.0)%	19.2%	2.5%

Other Countries of former Soviet Union and Romania: Our Global Generics segment’s revenues from other countries of the former Soviet Union and Romania were Rs.4,830 million for the six months ended September 30, 2026, an increase of 12% as compared to Rs.4,294 million for the six months ended September 30, 2025. This increase was largely attributable to favorable currency exchange rate fluctuations.

“Rest of the World” Markets: We refer to all markets of this segment other than North America (the United States and Canada), Europe, Russia, and other countries of the former Soviet Union, Romania, and India, as our “Rest of the World” markets. Our Global Generics segment’s revenues from our “Rest of the World” markets were Rs.14,975 million for the six months ended September 30, 2026, an increase of 43% as compared to Rs.10,467 million for the six months ended September 30, 2025. Excluding the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the increase was largely attributable to additional revenues from new products launched between July 1, 2025 and September 30, 2026.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues for the six months ended September 30, 2026 were Rs.16,829 million, a decrease of 5% as compared to Rs.17,631 million for the six months ended September 30, 2025. Excluding the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this decrease was largely attributable to the net decreases in sales volumes of certain of our existing products.

Gross Profit

Our total gross profit was Rs.82,744 million for the six months ended September 30, 2026, representing 49.4% of our revenues for that period, as compared to Rs.96,767 million for the six months ended September 30, 2025, representing 55.8% of our revenues for that period.

The following table sets forth, for the period indicated, our gross profits by segment:

	For the six months ended September 30,
	2026			2025
	(Rs. in millions)
	Gross Profit		% of Segment Revenue	Gross Profit		% of Segment Revenue
Global Generics	Rs.	80,956	54.0%	Rs.	92,514	60.0%
PSAI		1,361	8.1%		2,782	15.8%
Others		427	64.3%		1,471	83.8%
Total	Rs.	82,744	49.4%	Rs.	96,767	55.8%

The gross profit margin from our Global Generics segment decreased to 54.0% of this segment’s revenues for the six months ended September 30, 2026, from 60.0% of this segment’s revenues for the six months ended September 30, 2025. This decrease was mainly on account of price erosion in certain existing products and unfavorable changes in our product mix (i.e., a decrease in the proportion of profits from products with higher profit margins and an increase in the proportion from products with lower profit margins). The margin for the six months ended September 30, 2026 was further impacted by a provision towards inventory and other associated costs related to semaglutide (as described in Note 7 of these interim financial statements).

The gross profit margin from our PSAI segment decreased to 8.1% of this segment’s revenues for the six months ended September 30, 2026, from 15.8% for the six months ended September 30, 2025. This decrease was primarily on account of higher manufacturing overheads. The margin for the six months ended September 30, 2026 was impacted by a provision towards inventory and other associated costs related to semaglutide (as described in Note 7 of these interim financial statements).

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.56,895 million for the six months ended September 30, 2026, an increase of  9% as compared to Rs.52,083 million for the six months ended September 30, 2025. This increase was largely attributable to the following:

•         a 5% increase due to higher personnel costs, primarily on account of annual raises;

•         a 3% increase due to higher freight outwards expenses; and

•         a 1% increase due to higher other cost, including depreciation and amortization expenses.

As a proportion of our total revenues, our selling, general and administrative expenses were 34.0% for the six months ended September 30, 2026, as compared to 30.0% for the six months ended September 30, 2025.

Research and development expenses

       Our research and development expenses were Rs.11,001 million for the six months ended September 30, 2026, a decrease of 12% as compared to Rs.12,446 million for the six months ended September 30, 2025. This decrease was primarily on account of lower developmental expenditure on certain projects for our generic business.

Impairment of non-current assets

Our impairment of non-current assets charge was Rs.138 million for the six months ended September 30, 2026, as compared to Rs.662 million for the six months ended September 30, 2025. (Refer to Note 9 and Note 11 of the interim financial statements in this report for further details).

Other income, net

Our net other income was Rs.1,757 million for the six months ended September 30, 2026, as compared to Rs.3,412 million for the six months ended September 30, 2025. (Refer to Note 16 of the interim financial statements in this report for further details).

Finance income, net

Our net finance income was Rs.1,405 million for the six months ended September 30, 2026, as compared to Rs.2,344 million for the six months ended September 30, 2025. This decrease in net finance income was due to the following:

•         net interest expense of Rs.543 million for the six months ended September 30, 2026, as compared to net interest income Rs.303 million for the six months ended September 30, 2025;

•         a decrease in fair value changes and profit on sale of units of mutual funds and other investments to Rs.1,209 million for the six months ended September 30, 2026, as compared to Rs.1,277 million for the six months ended September 30, 2025; and

•         a decrease in net foreign exchange gains of Rs.739 million for the six months ended September 30, 2026, as compared to Rs.764 million for the six months ended September 30, 2025

Profit before tax

As a result of the above, our profit before tax was Rs.17,803 million for the six months ended September 30, 2026, as compared to Rs.37,397 million for the six months ended September 30, 2025.

Tax expense

Our effective tax rate was 24.3% for the six months ended September 30, 2026, as compared to 24.2% for the six months ended September 30, 2025. (Refer to Note 18 of the interim financial statements in this report for further details).

Our tax expense was Rs.4,321 million for the six months ended September 30, 2026, as compared to Rs.9,033 million for the six months ended September 30, 2025.

Profit for the period

As a result of the above, our profit for the six months ended September 30, 2026 was Rs.13,482 million, representing 8.1% of our total revenues for such period, as compared to Rs.28,364 million for the six months ended September 30, 2025, representing 16.3% of our total revenues for such period.

Profit after tax attributable to the equity holders of the parent company was Rs.13,685 million for the six months ended September 30, 2026, representing 8.2% of our total revenues for such period, as compared to Rs.28,549 million for the six months ended September 30, 2025, representing 16.5% of our total revenues for such period.

ITEM 3. LIQUIDITY AND CAPITAL RESOURCES

We have primarily financed our operations through cash flows generated from operations and a mix of long-term and short-term borrowings. Our principal liquidity and capital needs are for the purchase of property, plant and equipment, regular business operations and research and development. Our principal sources of short-term liquidity are internally generated funds and short-term borrowings, which we believe are sufficient to meet our working capital requirements, in both the short term (i.e., the 12 months following the period ended September 30, 2026) and the long term (i.e., beyond such 12-month period).

As of September 30, 2026, we had working capital of Rs.143,084 million, including cash and cash equivalents of Rs.13,294 million, investments in term deposits with banks, bonds and commercial papers of Rs.34,551 million and investments in units of mutual funds of Rs.28,397 million. As of March 31, 2026, we had working capital of Rs.134,409 million, including cash and cash equivalents of Rs.15,368 million, investments in term deposits with banks, bonds and commercial papers of Rs.36,534 million and investments in units of mutual funds of Rs.35,912 million.

Principal Debt Obligations

As of September 30, 2026, the principal debt obligations in the form of short-term borrowings comprised of pre-shipment credit of Rs.42,600 million, working capital borrowings of Rs.15,556 million and bank overdraft of Rs.104 million.

The interest rate profile for short-term borrowings is given below:

September 30, 2026
Currency(1)	Interest Rate(2)
MXN	TIIE + 1.48%
BRL	CDI+1.48%
U.S.$	SOFR+170 bps
INR	T-bill + 35 bps to 175 bps
REPO + 125 bps

(1)     “BRL” means Brazilian reals, “INR” means Indian rupees, “MXN” means Mexican pesos, “U.S.$” means U.S. dollars.

(2)     “CDI” means the Brazilian interbank deposit rate (Certificado de Depósito Interbancário), “T-bill” means the India Treasury bill interest rate, “SOFR” means Secured Overnight Financing Rate, “TIIE” means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio) and “REPO” means the “Repurchasing option” rate published by the Reserve Bank of India.

Summary of statements of cash flows

The following table summarizes our statements of cash flows for the periods presented:

	For the six months ended September 30,
	2026		2025
	(Rs. in millions)
Net cash from/(used in):
Operating activities.	Rs.	4,357	Rs.	30,202
Investing activities		8,115		(28,735)
Financing activities		(14,686)		(6,526)
Net decrease in cash and cash equivalents	Rs.	(2,214)	Rs.	(5,059)

In addition to cash, inventory and accounts receivable, our uncommitted lines of credit included Rs.56,122 million available in credit under revolving credit facilities with banks as of September 30, 2026.

Cash Flows from Operating Activities

The net result of our operating activities was a net cash inflow of Rs.4,357 million for the six months ended September 30, 2026, as compared to a net cash inflow of Rs.30,202 million for the six months ended September 30, 2025. Accordingly, our net cash inflow decreased by Rs.25,845 million during the six months ended September 30, 2026, as compared to the six months ended September 30, 2025, primarily due to a decrease in our profit after tax and an increase in our working capital requirements as described below.

The increase in our working capital requirements was due to an increase in other assets and other liabilities, net by Rs.13,741 million for the six months ended September 30, 2026, as compared to an increase in other assets and other liabilities, net of Rs.3,718 million for the six months ended September 30, 2025. Such difference in the increase was primarily on account of a payment towards a shelf stock adjustment claim, other liabilities linked to volume-based arrangements, the payment of amounts due to government authorities and an increase in balances with statutory authorities.

For the six months ended September 30, 2026, and 2025, our profit after tax was Rs.13,482 million and Rs.28,364 million, respectively.

Further, our average days’ sales outstanding (“DSO”) as of September 30, 2026 and September 30, 2025 were 104 days and 100 days, respectively.

Cash Flows used in Investing Activities

Our investing activities resulted in net cash inflow of Rs.8,115 million for the six months ended September 30, 2026, as compared to a net cash outflow of Rs.28,735 million for the six months ended September 30, 2025. This change of Rs.36,850 million was primarily on account of the following:

•         proceeds from sale of other investments, net of purchases, of Rs.11,134 million for the six months ended September 30, 2026, as compared to net purchase of other investments of Rs.9,542 million for the six months ended September 30, 2025; and

•         the acquisition of property, plant and equipment, and other intangible assets, net of dispositions, of Rs.4,810 million for the six months ended September 30, 2026, as compared to Rs. 19,901 million for the six months ended September 30, 2025.

Cash Flows used in Financing Activities

Our financing activities resulted in net cash outflows of Rs.14,686 million and Rs.6,526 million for the six months ended September 30, 2026, and 2025, respectively. This change was primarily on account of the following:

•         repayment of long-term borrowings of Rs.3,799 million for the six months ended September 30, 2026, as compared to Rs.0 for the six months ended September 30, 2025; and

•         net repayment of short-term borrowings of Rs.1,043 million for the six months ended September 30, 2026, as compared to net proceeds of Rs.2,675 million for the six months ended September 30, 2025.

ITEM 4. OTHER MATTERS

Appointment of Independent Registered Public Accounting Firm for filing with the U.S. Securities and Exchange Commission:

Based upon the recommendation of the Audit Committee, the Company’s Board of Directors at its meeting held on July 22, 2026, approved the appointment of M/s Deloitte Haskins & Sells, LLP, as the independent registered public accounting firm of the Company. M/s Deloitte Haskins & Sells, LLP will audit the financial statements of the Company to be included in the Company’s Annual Report on Form 20-F and will review the interim financial statements to be filed with the U.S. Securities and Exchange Commission. For further details, see the Company’s report on Form 6-K filed with the U.S. Securities and Exchange Commission on July 23, 2026.

ITEM 5. EXHIBITS

Exhibit Number	Description of Exhibits
99.1	Review report of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
Date: October 23, 2026	By:	/s/ Kumar Randhir Singh
		Name:	Kumar Randhir Singh
		Title:	Company Secretary